catalyst

Catalyst for Change.

Catalyst International, Inc. 2001 Annual Report

TABLE OF CONTENTS

Financial Highlights 1 CEO Letter 2
Catalyst for Change 4 Market-Driven Solutions 14
Catalyst Leadership 16 10-K
Company Information IBC

Corporate Overview

Catalyst International, Inc. (NASDAQ: CLYS) delivers reliable, customer-driven software and services that optimize supply chain performance. With more than 20 years in complex, high-volume warehouse operations, Catalyst offers an innovative suite of solutions that help global Fortune 1,000 customers implement, integrate, manage and operate fast, efficient supply chain networks. Headquartered in Milwaukee, Wisconsin, Catalyst serves customers in 20 countries worldwide.

Financial Highlights

Years Ended December 31, *(in thousands, except per share data)*	2001	2000	1999	1998	1997
Total revenues	$32,504	$42,010	$40,560	$33,913	$22,525
Total expenses	51,938	41,138	46,746	30,950	27,032
Net income (loss)	(18,926)	1,763	(5,613)	3,080	(4,199)
Net income (loss) per share*	(2.38)	0.21	(0.77)	0.42	(0.63)
Total assets	23,891	38,605	35,563	25,557	17,692
Total shareholders' equity	6,192	25,645	23,281	15,403	9,997

* Computed on the basis described in Note 1 of Notes to Consolidated Financial Statements.

2001 Revenue

($ in thousands)



10,000
8,000
6,000
4,000
2,000
0
Q1 2001
Q2 2001
Q3 2001
Q4 2001

Adjusted 2001 Net Loss

($ in thousands)



3/31/01
6/30/01
9/30/01
12/31/01
0
-1,000
-2,000
-3,000
-4,000
-5,000

Adjusted Net Loss adjusts net income for separation, severance, and asset impairment charges.

When I arrived at Catalyst last July, I saw an organization with four key strengths—and great long-term potential.

First, Catalyst's 20-year history of innovation has produced the industry's most feature-rich warehouse management platform—one uniquely capable of meeting the requirements of our target customer base of companies with large, highly complex warehouse operations.

Second, this functionality has helped Catalyst build a blue-chip international customer base—a veritable honor roll of world-class companies representing diverse industries such as retail, consumer goods, transportation and parts and processed goods.

Third, Catalyst competes in an industry with an exciting future. Around the world, companies are reconfiguring their warehouse operations, embracing new Web interfaces to strengthen their supply chains and striving to meet their customers' delivery requirements. As a result, warehouse management and supply chain execution have emerged as mission-critical activities that are attracting significant corporate investment.

Fourth, I inherited an employee base with outstanding domain expertise. In-depth knowledge of complex warehouse operations is a powerful asset we can leverage to help our customers reach their specific business goals—and lead our industry to a higher level of performance.

Yet despite these strengths, it was equally clear to me that Catalyst had lost its compass. Service to existing customers was not always meeting their expectations. Software upgrades were slow to market and had become increasingly difficult and costly to install. Sales and marketing efforts were unfocused and ineffective. There was little commitment to build long-term partnerships with customers. The company relied too heavily on revenue from licensing fees, instead of strengthening its value proposition and pursuing new revenue channels. And when economic conditions deteriorated and the sales cycle lengthened, Catalyst had difficulty generating revenue and aligning its cost structure to the current economic condition.

Catalyst's 2001 financial performance reflects these problems. Revenue for 2001 was $32.5 million, significantly below the $42 million recorded the previous year. The company recorded a net loss of $18.9 million, or ($2.38) per share, compared to net income of $1.8 million, or $0.21 per share, a year ago.

In the second half of 2001, we took a series of urgent, decisive steps to reduce expenses, streamline processes and improve top-line growth. These efforts have helped us turn the tide and are positioning the company for a more successful 2002.

To get our expenses under control, we restructured the company to eliminate areas of duplication and inefficiency—and to focus all our activities on creating customer value. We eliminated 15 percent of our workforce without sacrificing critical domain expertise or disrupting customer relationships. Equally important, we reallocated human resources to create additional touch points with our customers. Six months later, we're operating with a substantially lower cost base. And thanks to our new, company-wide commitment to customer satisfaction, we're receiving a steady flow of correspondence from customers who have noticed and responded to our improved performance.

We also took aim at two processes critical to our success: Product development and project implementation. Today's customers are looking for greater flexibility, functionality and performance than ever before, and we resolved to respond with an entirely new open-architecture platform that is easy to install, modify and maintain. To deliver this platform on an accelerated timetable, we brought software engineering and product management together in a single function. We combined some of our best software development talent into a single, dedicated team and introduced a new, more agile approach that speeds up the product development process. As a result, we hit the development milestones necessary to deliver the first release of our revolutionary new platform. At the same time, we streamlined our implementation process so we could meet our customers' most



aggressive timetables. By offering implementation timeline commitments and agreeing to customer-defined accountability metrics, we *won four contracts in the fourth quarter alone.*

In the recent past, Catalyst could rely on external market conditions to drive top-line growth. But in today's environment, we must create these opportunities for ourselves. We believe the demand is there—both within and beyond our current customer base—as some companies consolidate warehouse operations and others expand their footprints. To convert these opportunities into revenue, we'll pursue the following tactics.

- Leverage our domain expertise to offer a new suite of value-added services that includes warehouse business process consulting, optimization audits and comprehensive IT facilities management. Because such services represent the fastest-growing segments of the supply chain execution market, we believe these services can make an important contribution to our revenue going forward.
- Collaborate more closely with SAP to execute a new action plan for our partnership that will enable both companies to fully benefit from the relationship. This will involve both investing our resources *to fine-tune our standard SAP interface and extending all of our* service offerings to SAP's customer base.
- Expand our presence in Europe and Latin America in 2002 before targeting the Asia Pacific region in 2003.
- Build new relationships within each customer's organization and establish for each customer at least four Catalyst contact points.
- Position ourselves as a prime contractor who can manage new projects from planning design to ongoing operations. This includes drawing on our expanding network of alliance partners to create effective, well-integrated solutions.
- Become much more aggressive in our pursuit of new sales opportunities. At the Catalyst Supply Chain Forum, in April of 2002, we launched an aggressive marketing initiative that highlights Catalyst's thought leadership, domain expertise, reliable execution and focus on results.

In the final analysis, Catalyst will win because of the strength and *commitment of our people.* Catalyst's *new management team* has the vision, experience and discipline required to lead our company forward. We've successfully blended new talent—including EVP-finance and CFO David Jacobson, EVP-sales and marketing Mike Pridavka and EVP-operations John Gorman—with a proven team of experienced Catalyst veterans. Together, they've set a strong example by listening and by working to solidify and expand customer relationships.

These values lie at the heart of an emerging Catalyst culture that emphasizes customer focus, individual accountability and performance. As an organization, we understand the factors that drive success. We've established key performance indicators for everything from revenue per employee to customer satisfaction. And we're pulling together to create value for customers, alliance partners and shareholders alike.

Fiscal 2002 will be a critical year for Catalyst. Though we expect some companies to continue the "wait and see" approach that extended sales cycles in 2001, many others—including current Catalyst customers—are seeking continuous improvement in their supply chain operations *and are ready to invest in this mission-critical function. We are optimistic* that the marketplace will respond favorably to our new software platform, our new suite of services and our powerful value proposition. Even without a significant economic recovery in 2002, we're on track to return to profitability by year's end and steadily increase our leadership position and market share as our momentum carries us forward. Though our work is far from over, we're energized by the direction we've set, encouraged by our progress and focused on a much brighter future.

Respectfully,



James B. Treleaven *President and CEO, April 22, 2002*



CASE STUDY #1

Each month we teach **millions of chickens** how to fly.

Perdue Farms, Inc.

"Next to newspapers, I'm hard-pressed to think of a more perishable product than poultry," says Larry Brown, director of logistics at Perdue Farms. That means an extremely short production window from the time Perdue's work-in-process arrives at its Mid-Atlantic Replenishment Center to the time fresh customer-specific orders reach end-users. Plus, this process is further complicated by the unusual amount of data elements that Perdue must gather and monitor and by Perdue's absolute adherence to inventory rotation parameters. "Catalyst's inventory management functionality is critical to this process," Brown adds. "The software tracks and captures code dates for each item and correlates this data between the source and the destination. It's also enormously useful as a work planning and production management tool. With Catalyst's 'wave planning' functionality, we're able to aggregate blocks and process orders much more efficiently than if we treated them individually."

If there's one constant about supply chains, it's that they operate in a constant state of flux. That's especially true for the mission-critical warehouse management function. Changes in business strategies, products, customers and vendors require continuous adjustments to warehouse operations and to the technology that supports them.

It's no wonder, then, that choosing a warehouse management system (WMS) has become an important strategic business decision. For companies with high-volume, complex distribution requirements, it's much more than a substantial long-term investment. It's a complex information technology initiative that supports strategies for cost control, productivity improvement, customer relationship management and quality control. And it requires a broad range of well-orchestrated activities that often include rethinking processes, reconfiguring inventory and adding unique functionality.

For these reasons, many of the world's largest, most respected companies are choosing Catalyst as their supply chain execution partner. We understand what's at stake. We know how to collaborate to get the job done. And by staying involved and delivering ongoing strategic and technical support, we serve as a catalyst for productive change.

Listening and Learning

During the last half of 2001, Catalyst rededicated itself to helping our customers succeed. We're asking more questions. We're listening better. And we've become much more proactive in sharing our domain expertise to help our customers derive more value from their supply chains.

For Keith Wing, Catalyst's director of product consulting, it's been a valuable educational process. "Customers told us how much they value specific vertical market expertise. They also shared the pressure they feel to extract an even higher return from their supply chain execution systems—without building their own interfaces. And they cast a strong vote for the simplicity and flexibility of an open architecture system. They want something that's easier to install, maintain and upgrade—and that integrates with other technologies."

Angelo Perino, global lead partner for logistics and distribution with PwC Consulting, a company of PricewaterhouseCoopers, LLP., has heard similar sentiments in his extensive work with retailers and manufacturers. "The decision points focus first and foremost on how well the software fits the customer's business. But, they're equally interested in easy integration with their ERP systems, flexibility of configuration, robust functionality, scalability and also service—since these facilities often run around the clock."

It's also important to understand where each customer's pain points are and address them promptly and efficiently. We've created more contact points with each customer so we can gather more information about what's working and what isn't. And we're investing the resources we need to keep our customer relationships strong. "We've been really impressed with Catalyst's new management team," says Larry Brown, director of logistics at Perdue Farms. "They visited our replenishment center and corporate offices this fall, and we fleshed out the unresolved issues attached to some key business objectives. Now, we've either broken through these issues or have an action plan in place that gives us confidence we'll get there soon. This is important, since we hope to build more in the future and need this operation's system to work on all cylinders first."

Finally, listening means monitoring changing business conditions and adjusting installed Catalyst systems to support important business goals. For example, in 2001, Aviall, the world's largest independent provider of new aviation parts, moved its warehouse operations into a new 280,000-square-foot facility in Dallas, Texas. Its vice president of information services, Joe Lacik, was concerned about ensuring accuracy and control of as much as $250 million in inventory during the process. "Catalyst developed a special program that allowed us to track the movement of inventory with the click of a barcode reader. Their solution saved us literally thousands of man-hours."

Catalyst Comprehensive Support


CONTINUOUS
PROJECT MANAGEMENT
PLANNING
Client
CUSTOMER CARE
LIFECYCLE OPTIMIZATION
MONITORING

Supporting Customer-Specific Business and Operational Goals

Many companies today are bringing a heightened sense of focus and discipline to their supply chain activities. They understand the critical impact supply chain execution has on their overall performance, and they want a clear picture of the value they'll receive. As Angelo Perino observes, "With few exceptions, the engagements we're seeing now include significant value proposition work at the front end. Companies are focusing as never before on key performance indicators, business measures and performance benchmarks."

At Catalyst, we're helping customers achieve their specific business and operational goals. We're focusing on the areas that matter most—cost control, productivity, customer satisfaction and quality—and designing solutions that deliver measurable results. By taking ownership of results, we're taking business partnership to a new level. "Most vendors claim success when they have completed the technical implementation process and the system goes live," Perino says. "But the real story lies in documented benefits to the bottom line in areas like labor productivity, space utilization and inventory accuracy."

Our deep understanding of the world's most complex warehouse operations gives us a decided advantage, because we know where the opportunities lie to improve overall performance. For example, when cost control is an issue, we focus on variables such as inventory levels, staffing levels, square footage and hours of operation. When a regional utility centralized its maintenance materials, it was able to reduce its inventory by 35 percent over a seven-year period. Over the last three years, it has also streamlined its processes to meet its goals for reducing staffing levels. Today, it delivers better overall responsiveness and processes more materials with significantly fewer people—even after reducing its warehouse facility's hours of operation by 50 percent.

We employ an entirely different set of tactics to help customers improve processes and work more productively. We examine a broad range of variables—from physical properties to configuration to warehouse activities to supporting technologies—to find the most efficient solutions. When we applied this approach to Saks, the result was faster inventory movement and greater overall accuracy. "Our objective was to cross-dock 90 percent of our merchandise for same-day receiving and shipping," said Ronnie Johnson, vice president strategic planning. "Thanks to the automated solution Catalyst provides, we met this goal last year and are now trending at 92-93 percent. That's a significant improvement from the 80 percent performance we had when we scanned each carton and produced each label manually."

To move the needle on customer satisfaction, we first identify the key performance metrics our customers are challenged to meet, then determine the tools to meet and measure them. Legrand, a manufacturer of electronic components headquartered in France, has well-defined customer satisfaction benchmarks. As Eric Seurin, group vice president purchasing and logistics, explains, "Our goal is to meet all our weekly, bi-weekly and daily delivery commitments. But beyond that, we can add extra value by supporting efficient unloading and distribution on our customers' delivery docks. Catalyst's software includes an automated sorting system that predefines the contents on each pallet and generates a contents report and label so customers can quickly and easily dispatch items to the right zones."

Quality initiatives can range from broad-based Six Sigma programs to localized efforts to improve inventory accuracy, monitor vendor performance and comply with industry regulations. Catalyst's software helps track quality performance by providing the functionality to record item-specific data. "We're a highly regulated industry," explains Joe Lacik of Aviall. "And the FAA requires us to track lot numbers back to the manufacturer. Catalyst gives us a real-time view of what's in our warehouses at all times, but also tight inventory control so we get the right product to the right customer. In our business, sending the wrong part could be a disaster."


U.S. AIR FORCE
AIR FORCE
FORCE
0600
3293
437TH AW
1192
437TH AW
1191

CASE STUDY #2

We're getting
a new fleet of aircraft
to its final destination.
Part by part.

The Boeing Company

Three years ago, the parts supply warehouse that supports production of the Boeing C-17 military cargo aircraft faced three critical challenges: Support the production of five additional aircraft per year, reduce the warehouse footprint by at least 50,000 feet to accommodate a broader consolidation strategy and lower warehouse labor costs. The solution, explains Boeing C-17 warehouse modernization project manager John Horvath, was an automated carousel system capable of handling over 30,000 part numbers. "For our solution to work, we needed Catalyst to build the interface to our host system so we could integrate the parts receiving and order closing functions. Catalyst's software also helped us optimize inventory control and improve productivity by managing location assignments, allocations and first-in, first-out picking. Plus, we are now ready to deploy Catalyst's total warehouse control capabilities throughout the C-17 warehouse."

Catalyst Value Proposition


Catalyst
Maximize Value
ROI
Performance Benchmarks
Minimize Risk
Product
Project
Process

Creating Comfort by Managing Risks

As we visited with customers, we wanted to know what keeps them awake at night—what risks they must successfully navigate to avert distribution disruption. Armed with this knowledge, we began to focus on helping them control the product, project and process risks that can seriously undermine supply chain performance. As Angelo Perino points out, "Risk management is a huge part of what integrators do. But vendors need to take ownership of this as well by being accountable for the functionality of their software, for the integrity of the modifications they deliver and for the accuracy of the data that's collected and distributed."

Product Risks. Companies can mitigate product risks by choosing a base WMS product that aligns well with their unique functional requirements, and that integrates easily with their existing ERP system. Additionally, they can maximize their return on investment by selecting open architecture that gives them room to grow—and that creates an easy migration path to new technologies.

For a regional utility, making the right system choice resulted in greater comfort—and better performance. Both factors were critical given the watchful eye of regulators who track both the total number of power outages and gas leaks per year, and the utility's responsiveness in addressing them. "With this regulatory pressure, we knew the stakes would be high as the customer migrated to a paperless system and began to rely on radio frequencies and other technologies to drive its responses," says Catalyst's Renee Lynn, customer support service representative. "But we're helping the utility meet the challenge. When a call comes in on a Saturday at 3:00 a.m., they know they can quickly get the necessary parts and get on the road."

Today's most complex operations, however, bring unique challenges that stretch the capabilities of even the most flexible, highly functional platform. In fact, few installed systems rival the one at the Perdue Farms Mid-Atlantic Replenishment Center. "In a highly customized operation like ours, off-the-shelf products are out of the question," says Larry Brown. "In the end, Catalyst made the system work in part by building interfaces to five different computer subsystems within our facility."

Project Risks. As customers know, the real challenge of WMS installation is often in the details, where a variety of project risks can quickly lead to escalating costs and expensive delays. We help control these risks by committing to mutually-defined performance goals. And once we begin, our agile methodology charts an efficient course. This approach worked to perfection when Legrand consolidated its two France-based existing warehouse and distribution facilities into a 783,000-square-foot central warehouse that houses 20,000 items. For that to happen on time, all IT work had to be installed — with modifications completed — two months before the launch date. "Catalyst played a pivotal part in the process," says Eric Seurin. "Its primary role was to make the software as clever as possible. Catalyst also developed our most important and complex modifications—a custom interface with our sorting machine and the capability to plan and manage picking activity on three levels of the warehouse for optimal efficiency."

Process Risks. Once WMS systems are installed and operating, it takes close coordination among people, processes, systems and equipment to reach optimal performance. Catalyst attacks process risks with a full toolbox of best practices, support services and technologies and supply chain process consulting. And over time, we track our performance against predefined benchmarks and make adjustments to drive continuous improvement. For Boeing project manager John Horvath, "The real work began once the interface to our mainframe was built and installed, and we started loading parts onto the carousels. We needed job training to help us use our new functions most efficiently. We needed minor improvements to our mainframe systems, to the Catalyst software and to our carousels to make them operate seamlessly. Catalyst has helped us since the first day we went live. We've worked closely on a number of important processes and system improvements, and Catalyst has come through on all of them."

Catalyst Supply Chain Solutions


CatalystCare™
IT Support
and Facilities
Management
CatalystCommand™
Supply Chain Software Solutions
CatalystConnect™
Supply Chain Integration Services
CatalystConsult™
Performance Improvement Services

Investing in Products and Services

For two decades, Catalyst has created value for customers by translating innovative thinking into unrivaled functionality and ease of use. This creative spirit—backed by technical expertise and industry know-how—truly differentiates Catalyst from our competitors. "We've worked with multiple vendors," remarks Ronnie Johnson of Saks, "but the most amazing thing we see is the quality of code that comes out of Catalyst. Changes and modifications are an inevitable part of the process, but Catalyst handles them effectively, and they're very accurate in their testing. As a result, we're always left with a quality product." Adds Sony Music SVP-operations Steve Shimp, "We chose Catalyst in part because we can tie our automation and other support systems into Catalyst. There's some interfacing required, but overall these systems are relatively easy to plug in."

Catalyst continues to make investments in new products and services that will lead our customers—and our industry—to higher levels of performance. In early 2002, we will unveil a newly designed release of our WMS platform, CatalystCommand™ 9.0. It will set a new benchmark for customer-driven functionality and for easy interfaces to legacy systems, text-based mobile computing devices, ERP applications, material handling equipment and other applications.

On a parallel path, we are also developing an expanded service offering that extends our footprint throughout the warehouse to areas where we can further impact performance. The foundation of our services will remain our around-the-clock customer support and the custom development work we do to build in the unique functionality our customers require. In 2001, this work included a customized version of our Vendor Quality Management (VQM) system for Saks. This collaboration resulted in a more efficient way to monitor the accuracy of incoming shipments and report accuracy performance to individual vendors.

But going forward, we'll also expand the value-added consultative services we already provide for customers like Aviall. "Catalyst really helps the operations part of our company," says Joe Lacik. "It provides industry expertise and combines specialized knowledge with software to provide real business solutions. The expertise of the team—and the services it provides—are the best differentiators." In 2002, we'll broaden our service basket to include business process development, pre- and post-installation audits, data analysis and risk assessment and management. In addition, customers will also have the option of outsourcing to Catalyst the management of all warehouse IT operations.

"These new services are a logical step for Catalyst. They're also just what our customers are looking for," says Emma Jouvente, a Catalyst customer satisfaction manager from our European office. "These offerings will encourage more of the kind of close collaboration that produces real and lasting results."

It's a basic law of science that even the smallest shift can spark a series of changes—becoming the catalyst for a chain reaction. At Catalyst, the changes we're making to focus on our customers, improve our products and expand our services will catapult us—and our customers—to new levels of performance. We'll continue to create change in our industry through innovation and thought leadership. *And we'll leverage our close connections with our customers to transform* change into opportunity.



CASE STUDY #3

We just made **thousands of serious rockers** crack a smile.

Sony Music Entertainment, Inc.

"In the music business, it's important to keep retail outlets fully stocked with our products," explains Steve Shimp, SVP-operations at Sony Music. "Young consumers may be on a mission for one Sony product when they enter the store. But if they don't find it, they'll buy something else and we'll lose the sale." That's why it's critical that Sony Music's warehouse and distribution system works efficiently to keep its products flowing. Catalyst feeds Sony's host system the real-time inventory data it needs to coordinate shipping from four national distribution centers that ship approximately 250 million units of music, video and games per year. Our software also gives Sony the nimble functionality it needs to meet customer demands for everything from consolidated orders delivered on specific pallet sizes to compliance labels. "Since we adopted Catalyst's paperless system," Shimp concludes, "We've improved productivity by 23 percent and positioned ourselves to fill the vast majority of shipping requests within 24 hours."

Transportation/Parts

Catalyst serves manufacturers, original equipment manufacturers (OEMs), aftermarket parts manufacturers and aftermarket distributors in the motor vehicle, aircraft, rail, heavy equipment and service parts segments.

- Institute lean warehousing
- Control a large range of SKUs
- Respond to short order cycles
- Process a high volume of small orders and large influxes of SKUs
- Perform high-volume piece picking transactions
- Support branding requirements
- Accommodate multiple shipping services, including parcel, overnight, LTL and dedicated route shipping

- Commodity and velocity-based stocking strategies
- Bulk wave picking to support high-volume piece picking
- Automatic order consolidation
- Carton selection for picking
- AIAG compliance labeling to meet standards of trading partners
- Product nesting of odd-shaped items
- Post-pick value-added processing
- Re-warehousing and SKU profiling to optimize picking of items
- Container tracking throughout the supply chain to eliminate loss of parts containers

American Honda Motor Company
Aviall, Inc.
The Boeing Company
DaimlerChrysler
Dana Corporation
General Motors International
Parker Hannifin Corporation
Renault V.I.
Saudi Aramco
Snap-on Incorporated
Subaru of America, Inc.
Uni-Select
Verizon Logistics, Inc.

Retail

Catalyst meets the unique requirements of retailers in the department store, discount and variety store, consumer electronics and appliances, building materials and gardening supplies, drug, and health and beauty segments.

- Support blur retail environment
- Execute click-and-mortar strategies
- Preserve margins by reducing labor and storage costs
- Reduce inventory levels while maximizing in-stock accuracy
- Reduce lead time from purchase order to store receipt
- Reduce physical handling requirements and re-labeling efforts
- Resolve trouble receipts in advance

- Flow-through distribution to save labor and storage space
- Push distribution to promote flexible allocation of purchase orders
- Fluid break-pack picking to support distribution to store totes
- Fluid loading in mechanized distribution center
- Advanced shipping notice (ASN) receiving
- Assembly of store-ready merchandise
- Cross-docking of merchandise

Allders Department Stores Ltd.
Almacenes Siman
Ames Department Stores
Bear Creek Operations
Blain Supply, Inc.
Borders Group, Inc.
The Container Store
Cooking.com
Dick's Sporting Goods, Inc.
Family Dollar Services, Inc.
Fred's, Inc.
Groupe Informatique Colabor, Inc.
HomeBase Limited
Home Depot U.S.A., Inc.
Limited Distribution Services, Inc.
Saks Incorporated
ShopKo Stores, Inc.
SimonDelivers.com, Inc.

Consumer Goods

Catalyst serves the unique distribution needs of consumer durables, food and beverage, apparel and footwear and multimedia organizations.

- Support direct-to-store shipments by accommodating large number of small orders
- Support supply chain compliance
- Meet customer-specific requirements for packaging, labeling, shrink wrapping, routing and ticketing
- Minimize "charge backs" and returns
- Track customers for support and maintenance
- Advanced order wave planning featuring "what-if" scenarios
- UCC/EAN-128 compliance labeling
- Bulk picking to optimize efficiency
- Date coding of manufacturing and expiration data
- Consumer returns processing
- Serial number control
- Cross-docking

Ames-True Temper
Applied Biosystems
BASF Corporation
Canon USA, Inc.
Fuji Photo Film, Inc.
Maybelline, Inc.
Rayovac Corporation
Reebok International Ltd.
Sony Music Entertainment, Inc.
Sunbeam Corporation, Inc.
Sweetheart Cup Company, Inc.

Process Goods

Catalyst supports the specialized operational requirements of pharmaceutical, fine chemical, packaged food, health and beauty aids, and household product manufacturers.

- Visibility of accurate inventory throughout warehouse and distribution system
- Effective order fulfillment to maximize customer relations
- Increase operational efficiency to reduce costs
- Lot tracking to meet government regulations and facilitate product recalls
- Segregation, storage and transportation of hazardous materials
- ISO 9001 certification meets FDA requirements
- Management of multiple inventory levels
- Lot control and tracking
- Precise measurement and dispensing of raw materials
- Dynamic and cascading replenishment strategies
- Incubation and expiration date processing
- Flexible work usage rules

Abbott Laboratories, Inc.
Aldrich Chemical Company, Inc.
A.M. Castle & Company
Eli Lilly and Company
ICI/Glidden Paints
IDEXX Laboratories, Inc.
Molson Breweries
Perdue Farms, Inc.

Cross-Industry

Catalyst supports the inventory management and picking of high-value products for global industrial technology, third-party logistics, high technology and other manufacturing companies.

- Growth of internal distribution operations at manufacturing sites
- Vendor-managed inventories
- Increased fulfillment demand from OEMs and distributors
- Migration from paper-based to RF-based processes
- Multi-client inventories
- Product segregation feature to protect and limit access to high-value products
- Rush order handling to support same-day, expedited shipping
- Serial number control to facilitate customer tracking
- Third-party order management and billing
- Supply chain event management and visibility

FMR Corporation
Illinois Power Company
Intermec Technologies Corporation
Legrand Appareillage Electrique
Lincoln Electric Company
Nortel Networks
Panasonic Industrial Company
Schneider Electric
Symbol Technologies, Inc.
TNT Logistics North America, Inc.

Executive Officers

James B. Treleaven, Ph.D.
President and Chief Executive Officer
Catalyst International, Inc.

David H. Jacobson
Executive Vice President and
Chief Financial Officer

John K. Gorman
Executive Vice President—Operations

Michael D. Pridavka
Executive Vice President—
Sales & Marketing

David M. Kogut
Senior Vice President—Customer
Satisfaction & Customer Support

James G. Stowers
Senior Vice President—
Corporate Development

Judith K. Fearn
Vice President—European Operations

Sarah M. Oberhofer
Vice President—Human Resources

Henry B. Petersen
Vice President—Latin American Sales

J. Andrew Stowers
Vice President—North American Sales

Michael S. Sluzinski
Vice President—Engagement Services

Daniel A. Trew
Vice President—Product Strategy

Laura L. Fese
Corporate Counsel

James J. Keller
Controller

Directors

Douglas B. Coder
Principal, Chairman
The Coder Company

Roy J. Carver
Chairman of the Board
Carver Pump Company

James F. Goughenour
Corporate Vice President—
Strategy and Technology
Sealy, Inc.

Terrence L. Mealy
Attorney-at-Law
Terrence L. Mealy Law Offices

James B. Treleaven, Ph.D.
President and Chief Executive Officer
Catalyst International, Inc.

2001 Committees

Audit Committee
Roy J. Carver
James F. Goughenour
Terrence L. Mealy

Compensation Committee
Roy J. Carver
Douglas B. Coder
James F. Goughenour
Terrence L. Mealy

Nominating Committee
Roy J. Carver
Douglas B. Coder
James F. Goughenour
Terrence L. Mealy

Long-Range Planning Committee
Roy J. Carver
Douglas B. Coder
James F. Goughenour
Terrence L. Mealy
James B. Treleaven

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

☐ TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 0-27138

CATALYST INTERNATIONAL, INC.

Delaware	39-1415889
(State of Incorporation)	(I.R.S. ID)

8989 North Deerwood Drive, Milwaukee, Wisconsin 53223

(414) 362-6800

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $0.10 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☐

As of March 26, 2002, the aggregate market value of the registrant's common stock held by non-affiliates was $15,855,922 (based upon the closing price of the registrant's common stock on The Nasdaq Stock Market® on that date).

As of March 26, 2002, the number of shares outstanding of the registrant's common stock was 7,794,469.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement dated April 15, 2002 to be delivered to shareholders in connection with the Annual Meeting of Shareholders to be held May 17, 2002 are incorporated by reference into Part III.

CATALYST INTERNATIONAL, INC.

FORM 10-K

For The Fiscal Year Ended December 31, 2001

INDEX

PART I 1

Item 1. Business 1

Item 2. Properties 8

Item 3. Legal Proceedings 8

Item 4. Submission of Matters to a Vote of Security Holders 9

PART II 9

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters 9

Item 6. Selected Financial Data 10

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 11

Item 7a. Quantitative and Qualitative Disclosures about Market Risk 16

Item 8. Financial Statements and Supplementary Data 17

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure 30

PART III 30

Item 10. Directors and Executive Officers of the Registrant 30

Item 11. Executive Compensation 31

Item 12. Security Ownership of Certain Beneficial Owners and Management 31

Item 13. Certain Relationships and Related Transactions 31

PART IV 31

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K 31

SIGNATURES 34

PART I

Item 1. Business

GENERAL

Company Background

Catalyst International, Inc. was founded in 1979 and incorporated in the State of Delaware in 1982. Catalyst provides customer-driven software and services that optimize supply chain performance. Catalyst offers an innovative suite of supply chain execution (SCE) software products and services, called CatalystComplete™, that help our customers implement, integrate, manage, and operate fast, efficient supply chain networks.

Catalyst customizes SCE software products and services that add value to the supply chain and minimize risks to mission-critical operations. We believe that CatalystComplete benefits our customers by delivering both a return on investment and a return on information. The return on investment is achieved through enhanced operational efficiencies and improved capital utilization. Catalyst software improves the operational efficiency of distribution centers by increasing labor productivity through efficient employee scheduling, reduction of downtime, and by streamlining product flow. The advanced features of our software improve capital utilization by lowering inventory levels, increasing inventory turns and warehouse efficiencies, and improving space utilization. CatalystComplete also provides a return on information through improved customer service, enhanced customer satisfaction, and shortened delivery times. Additional details can be found in the Risk Factors section, Exhibit 99.1.

Products and Technology

Catalyst's software products can be configured to meet the needs of individual customers by utilizing the following key attributes:

- A standard warehouse management system (WMS) product;
- A product roadmap designed to accommodate growth, provide ease of upgrade, simplify modification, and conform to emerging standards;
- Standard interfaces to complementary supply chain software solutions, automation technologies, and add-on third party software products; and
- A standard implementation methodology.

CatalystCommand™

Our flagship software product, CatalystCommand, manages inventory, space, people, and equipment by controlling all aspects of warehouse operations, from receiving and storing (putaway) to order selection (picking), loading, and shipping. Complementary software products provide warehouse automation, add-on warehouse functionality, supply chain collaboration, and supply chain communication.

Catalyst's component-based architecture is easily integrated with all pieces in a total SCE solution, including manufacturing resource planning and enterprise resource planning (ERP) systems, such as SAP™ and Oracle®; and supply chain planning (SCP) and transportation management systems. CatalystCommand interfaces with a wide range of automation technology interfaces, such as radio frequency-based scanning and data collection devices, bar coding devices, voice recognition devices, and material handling equipment (such as conveyors, sorters, and carousels). CatalystCommand also interfaces with several add-on third party software products that deliver specific functionality including shipping management, warehouse optimization, and warehouse simulation.

Catalyst software operates in an open system environment allowing customers to use various Unix® operating systems that work on multiple hardware platforms. In the next few releases, Catalyst technology will become completely open with regard to operating system platforms, databases, and user-interface devices.

CatalystCommand provides all the basic functions and benefits expected in WMS software, plus the industry-specific features needed for effective supply chain management in specific industries. While the CatalystCommand solution can be applied cross-industry, we provide industry-specific features in the following markets: motor vehicle/parts, retail, consumer goods, and process goods. We continue to enhance our software with new releases and interim point releases incorporating new features and functionality that allow our customers to facilitate competitiveness in their industries.

CatalystCommand™ Release 9.0

We anticipate CatalystCommand Release 9.0 to be generally available early second quarter 2002. Release 9.0 will significantly enhance CatalystCommand in four areas: technology, material handling support, supply chain visibility, and WMS functionality.

Technology – Release 9.0 will enhance our mid-tier to be browser independent so that it can run our application on an additional physical Unix mid-tier or be deployed to run on a single Unix Server (logical mid-tier).

Material Handling Support – Release 9.0 will provide a standard voice recognition picking module and a standard pick-to-light interface. These modules can be configured by zone and co-exist with other forms of picking. Catalyst will support picking with four different user interfaces: paper lists or labels, radio frequency, voice, and pick-to-light.

Supply Chain Visibility – Release 9.0 will introduce a full alerting and messaging strategy to advise users of exception conditions within the warehouse and system conditions that need to be addressed. All alerts will be 100% user configurable and outgoing messages can be sent to any SMTP device, including pagers, cellular phones, hand-held devices, and email. Release 9.0 will also provide the functionality necessary to allow inventory control and order status checking via the Internet.

WMS Functionality –Release 9.0 will include the security requirement necessary to comply with 21 CFR Part 11, as mandated by the Federal Drug Administration (FDA). This functionality lays the groundwork for the additional components including record keeping/auditing and electronic signature, which are planned for release throughout the remainder of 2002. Release 9.0 will include an optional vendor quality management module that will significantly reduce receiving time by eliminating detailed receipt checks for suppliers that have a proven record of compliance without charge back. Release 9.0 will include features to balance the workload across those warehouses configured with multiple packing stations. There will be an optional pre-shipment blind audit of outbound shipping containers. The audit percentage can be configured by warehouse zone or by employee to ensure maximum accuracy of outbound shipments.

CatalystCommand 9.0 continues to offer the following complementary solutions:

CatalystCommand™ Simulator

Catalyst's warehouse simulation module is an engineering tool that allows customers to experiment with proposed warehouse changes. Through simulation, CatalystCommand Simulator offers customers a graphic real-time view of their warehouse and distribution center operations. Able to simulate both current and future envisioned environments, it interfaces with CatalystCommand to create a baseline for prospective changes in warehouse operations. Users can simulate the reconfiguration of warehouse layout, equipment, orders, items, staffing, methods and procedures, and immediately assess the benefits of the intended change.

Designed to reduce risk and cut costs, CatalystCommand Simulator enables users to gauge the impact of retooling functions prior to making financial or logistical commitments to real world operations. It provides an accurate barometer that enables users to:

- Fine-tune warehouse operations, layout, equipment, and strategies;
- Respond to business changes quickly and easily;
- Improve the quality and consistency of project justifications;
- Design phased introductions by determining the effects of intermediate steps to operations;
- Establish benchmarks for the measurement and comparison of departments, shifts and/or workgroups; and
- Test alternative designs for new distribution centers or upgraded equipment.

CatalystCommand™ VQM

The CatalystCommand Vendor Quality Management module (CatalystCommand VQM) helps retailers save time and improve warehouse productivity, significantly enhancing their business operations. CatalystCommand VQM provides a real-time tool that identifies specific shipment discrepancies and frequency of issues, which can then be communicated to the vendor to prevent future problems. A new class of software, the system will reduce vendor charge backs, improve relationships between retailers and vendors, and reduce costs by verifying the accuracy of vendor advanced shipment notice (ASN) data.

This dynamic information exchange is necessary to keep pace with the industry's needs. CatalystCommand VQM replaces more error-prone paper-based audits with an electronic auditing procedure to certify vendors' ASN process and continually monitor the accuracy of ASN data against actual shipment and carton contents. The audits uncover vendor compliance issues, identifying the causes and frequency of violations. Results can be used to keep vendors updated on how well their ASN program is working, so errors can be eliminated before they turn into charge back issues.

CatalystCommand™ YMS

The CatalystCommand Yard Management System module (CatalystCommand YMS) extends control and visibility into the supply chain by providing real time access to trailer content early in the supply chain and by providing control of carriers and trailers in the yard. CatalystCommand YMS prioritizes receipts, manages inbound and outbound trailers, and improves the customer's relationships with carriers through objective compliance checking and rapid access to trailer availability. CatalystCommand YMS provides the user with the ability to:

- Manage the flow of different types of trailers with varying characteristics including length, tare weight, weight limit, and door type;
- Automatically assign work in priority order to yard employees, which is synchronized with warehouse activities;
- Simplify yard maintenance by supporting the process of receiving and dispatching trailers for multiple warehouses based upon a single point of entry or exit, as well as multiple points of entry or exit for a single warehouse;
- Validate the trailers in the yard and their current locations to maintain yard accuracy;
- Improve control of inbound inventory by automatically controlling which trailers are moved to the docks using the trailer's priority, keeping dock usage to maximize efficiency;
- Place docks, locations, or trailers on hold;
- Track key information about carriers that deliver to the warehouse; and
- Improve gate functions by managing entry and exit of trailers from the yard as radio frequency-driven processes.

CatalystCommand™ Wizard

The CatalystCommand Wizard is a PC-based set-up tool with a graphical user interface that guides users through a step-by-step configuration of the WMS based on the physical characteristics of their warehouse.

CatalystCommand Wizard works like any other wizard tool and requires the CatalystCommand user to complete a series of choices in a pre-determined sequence. CatalystCommand Wizard contains a graphical representation of actual warehouse components, along with descriptions and default data to guide users through a logical progression of setting up the physical characteristics of their warehouse. Major features include the ability to:

- Set-up vehicles, zones and storage devices within the warehouse;
- Assign vehicles and storage devices to specific zones and location classes; and
- Define item families and item strategies.

Working in coordination with CatalystCommand, the tool performs a series of validations and edit routines as user data is entered, ensuring that business rules are enforced. Key benefits of CatalystCommand Wizard include reduced set-up time and simplification of the set-up process.

Services Overview

Catalyst offers customers a broad array of implementation and SCE performance improvement services to help customers take full advantage of our deep understanding of the strategies, processes, and technology that underpin the most successful distribution centers. We collaborate with our customers from the onset of an engagement to make certain our software products and services address their priority needs and will work effectively in their distribution centers.

Catalyst has several groups responsible for offering services and customer support to ensure customer satisfaction; these groups include Engagement Services, Customer Education and Training, Customer Support, Consulting Services, Facilities Management, and Enabling Technologies.

Engagement Services (CatalystConnect™ Implement)

Our Engagement Services group offers a proprietary implementation methodology to ensure that the customer's SCE solution is delivered on time, on budget, and on target to meets its business objectives. Catalyst's implementation methodology consists of training, business scenario development, configuration of the software, a conference room pilot (CRP), project management, and implementation support services. The CRP is a critical element of the Catalyst approach that allows our customers to work hands-on with configured software in a practice environment at our headquarters. The CRP enables Catalyst and our customers to model warehouse management operations, prototype and validate customer business requirements, and resolve operating issues prior to live implementation.

As a principal SAP Logistics Execution Solution (LES) integrator, we are able to leverage our focus on SAP LES and warehouse management to participate in TeamSAP™ projects along with SAP and other SAP implementation partners, increasing implementation success and long-term serviceability for SAP LES.

Customer Education and Training (CatalystConsult™ Trainer)

Catalyst's Customer Education and Training team provides education and training on the use, administration, and configuration of our SCE software products. Our approach employs a mixture of "train the trainer" and "train the user." Typically, customer employees from operations and information systems participate in the training. We provide in-depth documentation, structured training classes, and hands-on training for our software products. Catalyst University offers a series of continuing education courses for current customers, value added resellers (VARs), and other partners.

Customer Support (CatalystCare™)

Our Customer Support group offers customers with assistance 24 hours a day/7 days a week. Following installation of CatalystCommand, customers receive assistance with the operation of the software and obtain telephone support. Customer support may be purchased at the customer's option.

Catalyst developed a world-class customer service center called the Supply Chain Execution Competency Center (SCE Competency Center) in 1999. The SCE Competency Center supports both SAP LES and Catalyst SCE software products. As the main customer support center for implementations of SAP LES and Catalyst SCE software products, we provide training, consulting, support, and product customization services. Under our alliance with SAP, we deploy our world-class service organization to implement and provide primary support for customer and TeamSAP partner requests, including a support hot line, implementation services, and on-site support for SAP LES in North America. Ongoing customer support services monitor system performance and facilitate software configurations, modifications, upgrades, and troubleshooting, as needed.

Consulting Services (CatalystConsult™)

With our Consulting Services team, we plan to address both the pre-implementation and post-implementation needs of our customers. This includes pre- and post-implementation audits, physical inventory, item measurement, warehouse optimization, time-standards development, inbound packaging evaluation, and warehouse simulation.

Facilities Management (CatalystControl™)

Our Facilities Management representatives will provide the resources and expertise necessary to help customers manage their supply chain systems and information technology (IT) facilities more efficiently. Services include scheduled remote machine or database management, full-time on-site WMS and IT infrastructure management and support as well as temporary assistance from experienced staff. Because each customer has different needs, we collaborate with each customer to develop a customized service offering with the right level of hands-on support and the right mix of dedicated and temporary resources, both on-site and on-call.

Enabling Technologies

Our Enabling Technologies team is on the cutting edge of what is available and practical to interface with a WMS. We evaluate the usefulness and complexity of integration; whether it's Palm™, Pocket PC™, voice recognition or a traditional MS-DOS® PC. We offer a turnkey solution on mobile computing purchase, delivery, installation and set-up to reduce risk and ensure a timely project rollout. We help customers develop and deploy mobile computing "Best Practices" using the latest interface tools. Other services include initial set-up, configuration and testing for wireless systems, and technical evaluations of wireless infrastructure, including communications with WMS host, configuration of screen and/or keyboard, and functional compatibility.

Product Strategy

Catalyst's strategy is to provide customer-driven, value-added software products based on an open, modular technology that are focused on our customers' business goals. Our vision is to be the sole resource our customers need to install, integrate, and manage world-class SCE software products that minimize risk and maximize the long term value of our customer's investment.

Customer-Driven Software Products And Services

Catalyst believes the two keys to world-class performance for tier-one supply chains are automating processes and enabling simple, real-time communication among people, systems, and equipment. We help customers meet these needs through software products and services designed for optimal reliability, performance, and flexibility.

Our value-added strategy requires us to be ahead of the curve on industry trends and developments. In the near future, we see rapid expansion of supply chain visibility software applications to address the industry-wide information gap that currently exists between SCP and SCE. Tools for tracking the location of inventory or the status of orders throughout the supply chain will become commonplace. As collaborative commerce becomes an integral component of world-class customer service, new software applications will be developed featuring sophisticated capabilities for planning, forecasting, and harvesting business intelligence – both from the SCP and SCE sides of the enterprise. Such software, for example, will be able to identify capacity constraints in all facets of the supply chain, including transportation, global logistics, and distribution. To that end, Catalyst's strategy includes:

- Continuing to implement our technology vision toward a fully component based architecture, database and platform independence, and conformance to emerging technology standards;
- Enhancing the information flow between our existing supply chain partners;
- Developing additional value-added software applications that transact with multiple business partners within the supply chain;
- Providing functionality that will give users a corporate view of inventory in a multiple distribution center environment with the capability to it specific at the store or customer level;
- Taking the next steps with our messaging and alerting capabilities and developing actionable, intelligent response mechanisms to rapidly handle exception events;
- Forging new partnerships to meet these needs and broadening our footprint in the SCE market; and
- Developing integrated feedback capabilities in our software products to support predictive analysis and enable automatic rebalancing of inventory, schedule, and order handling.

The net effect of these anticipated developments will be significant increases in inventory velocity and process efficiency while enabling customers to lower system inventory carrying levels without increasing risk.

Within the "fence" of the distribution/warehouse facility, Catalyst will continue to expand our deep product functionality to provide more attractive, modular software products to our selected vertical markets. We expect to achieve formal FDA certification compliance to 21 CFR Part 11 requirements for security, electronic records validation, and electronic signature verification, which we believe will evolve into the *de facto* standard methodology for software development. We will continue to focus on planning and simulation software tools that give a clearer, more detailed picture of critical personnel, equipment, and space requirements earlier in the cycle. Current add-on software products such as CatalystCommand VQM, CatalystCommand Simulator, and CatalystCommand YMS modules will become WMS independent, and CatalystCommand will also become platform and database independent. We will continue to embrace new technologies – and work with innovative partners – to maintain an industry leading position.

From a services and software products perspective, we will move aggressively to expand our already robust services and implementation skills beyond our own product offerings. Catalyst, which currently supplies multiple levels of support for SAP's LES, will provide after-market support services for additional partner products central to the supply chain. In addition, we will improve our skill sets to provide implementation services and ongoing technology infrastructure management options for our customers.

Strategic Alliances

Catalyst intends to provide expanded capabilities to our software products through key strategic alliances. We have not only relied on our own innovations and internal capabilities, but the technology, skills, and knowledge of other leading vendors in the supply chain industry. Many components of CatalystComplete are made available through our supply chain software partners.

In 1999, Catalyst and SAP AG, a leading supplier of ERP software, entered into an advanced strategic alliance. In connection with this alliance, SAP America, Inc., a subsidiary of SAP AG, acquired, at the time of purchase, a 9.7% equity stake in Catalyst. Understanding the mission critical role warehousing and distribution play in a company's ability to compete and differentiate themselves, SAP named Catalyst as SAP's preferred solution to meet the high-volume, complex environments of today's warehouse. We believe that this alliance should lead to a long term collaborative relationship focused on providing supply chain excellence.

To provide a complete product offering for our customers, Catalyst and SAP initiated joint programs to set a new standard for integration. These include the joint development of the SAP advanced interface for integrating CatalystCommand and SAP's LES with R/3™ and mySAP.com™, the designation of Catalyst as a principal service provider for implementation and modification of SAP's LES, and having Catalyst serve as the primary North American support center for SAP's LES software products. We believe our customers will benefit from the complementary expertise of the two companies and that we are well positioned to extend our market presence.

Develop Additional Markets

Catalyst has customers in several different industries, falling into several major vertical market categories. Our vertical market strategy targets industries that have the most demanding supply chain requirements, since this will enable us to leverage our expertise and experience for competitive advantage. We have a dedicated sales group for each of our vertical markets – motor vehicle/parts (including automotive, aerospace, and parts distribution), retail, consumer goods, process goods (including pharmaceuticals and specialty chemicals), and cross-industry applications – which will continue to be our primary focus for the next 12 to 24 months. These sales teams will also explore opportunities to expand our presence in sub-categories of these markets (e.g., discount stores and direct-to-consumer in the retail sector), as well as selected horizontal markets (e.g., third party logistic providers).

Catalyst supports the needs of various distribution models including traditional distribution, push/pull, flow, Internet fulfillment, and a combination of both. We believe the expertise we have developed in each of these markets through our customer base provides us with a significant competitive advantage in selling to prospective customers where similar functionality is required.

Expand Worldwide Distribution

Catalyst's United Kingdom subsidiary, Catalyst WMS International Limited, was established in 1994 in London, England to sell, service, and support Catalyst software products in certain international markets. We plan to continue to increase our international business through an aggressive effort to recruit and manage value added resellers (VARs) in selected foreign markets, such as the fast-growing markets of Latin America and Europe. These VARs work together with Catalyst personnel in obtaining agreements for global, multi-site installations with multi-national customers. CatalystCommand is currently available in English, French, Italian, Portuguese, German, and Spanish.

Evaluate Acquisition Opportunities

We intend to pursue strategic acquisitions of technologies, products, and businesses that enable us to enhance and expand our software products and service offerings.

Product Development

Catalyst offers a collaborative information-rich suite of products and services that provides complete SCE functionality for supply chains worldwide. We intend to continue to introduce new products and service offerings, upgrade the functionality of our existing products, and establish partnerships to support this strategy. We work closely with our customers and prospective customers to understand their requirements and to design enhancements and new products and services that meet their needs. All product development is performed by our employees or by contract personnel under our management. Product development costs were $5.2 million in 2001, $5.3 million in 2000, and $7.6 million in 1999.

Sales and Marketing

Catalyst markets and sells software and services in North America, Europe, and Latin America through direct sales and channel partner organizations. Our products are operating in Australia, Brazil, Canada, El Salvador, France, Germany, Guatemala, Holland, Italy, Mexico, Spain, and the United Kingdom. Our UK subsidiary is responsible for the sale, service, and support of Catalyst software products in certain international markets.

In Latin America and Europe, Catalyst utilizes the assistance of VARs to sell and assist in implementation and support of our software products. We plan to continue strengthening our presence in these regions through our relationships with supply chain participants and enterprise software vendors and by developing close relationships with system integrators in those regions.

To support our sales force, we conduct comprehensive marketing programs which include direct mail, public relations, seminars, trade shows, joint programs with vendors and consultants, and ongoing customer communication programs. Our sales cycle begins with the generation of a sales lead or the receipt of a request for proposal (RFP) from a prospective customer, which is typically followed by the qualification of the lead or prospect, an analysis of the customer's needs, response to the RFP, one or more presentations or product demonstrations, a visit to a similar or representative warehouse running our software products, and finally, contract negotiation and execution.

Catalyst believes that, with over 20 years of experience in the WMS industry, our software is established, proven, and accepted in the marketplace. We further believe that the level of expertise found throughout our organization includes some of the best in the industry in design, development, implementation, and support. Catalyst has created a team of employees, vendors, and consultants who are recognized as experts and leaders in their respective fields, which allows us to provide our customers with a strong resource of products, services, and knowledge. This resource should help our customers stay competitive in their respective industries.

As of December 31, 2001, the sales and marketing organization was based in Catalyst's headquarters in Milwaukee, Wisconsin, in the London office, and in satellite offices located throughout the United States.

Proprietary Rights and Licenses

Catalyst relies on a combination of copyright, trademark and trade secret laws, confidentiality procedures, license agreements, and other contractual provisions to protect our proprietary information. We have no patents or patent applications pending. Due to the rapid pace of change in the computer software industry, we believe that trade secret and copyright protection are less significant in affecting our business, results of our operations, or financial condition than factors such as the knowledge, ability, and experience of our employees, frequent product enhancements, and timeliness and quality of support services. Catalyst typically grants the right to use Catalyst software products under a perpetual license, which is generally non-transferable and solely for the customer's internal operations at designated sites. Under the terms of our license agreements, Catalyst generally owns all modifications to our software that are developed and implemented for a customer.

Catalyst is not aware that our products, trademarks, or other proprietary rights infringe the property rights of third parties. As the number of software products in the industry increases and the functionality of these products further overlap, we believe that software developers may become increasingly subject to infringement claims. Any such infringement claims, with or without merit, could be time consuming and result in costly litigation or damages. See Proprietary Rights and Licenses in Exhibit 99.1.

Customers

Catalyst's mission is to be the dominant firm in the tier-one market segment. Tier-one customers are characterized by the size, complexity, and volume of their distribution facilities and supply chain network. While most Fortune 1000 firms are tier-one, the segment is not limited to these firms. Tier-one distribution facility characteristics typically include: size of 200,000 square feet or more, volumes of 10,000 items per day or more, at least 75 concurrent users, extensive use of automated material handing equipment, radio frequency devices, and bar coding, complex warehousing strategies, and other non-standard requirements such as hazardous materials, refrigeration, etc.

In the year ended December 31, 2001, Catalyst had no customers that accounted for more than 10% of total revenues. We do not believe that the loss of any single customer would have a material adverse effect upon our business, results of operations, or financial condition.

Catalyst has historically relied on its key vertical markets for a substantial portion of revenues. We do not, however, intend to focus solely on these markets for future sales and do not anticipate that we will depend on any single market for a substantial portion of our sales.

As of December 31, 2001, backlog was approximately $6.5 million, compared with approximately $5.8 million as of December 31, 2000. We believe that all backlog amounts should be filled in 2002. For these purposes, backlog is defined as revenues to be recognized from contracts that have been signed.

Competition

The SCE software industry continues to be highly fragmented with a number of competitors. Catalyst's competitors, including publicly and privately held companies, focus either on WMS or SCE, or offer a comprehensive software offering of which warehouse management is a part.

The competitive factors affecting the market for our software and services include: corporate and product reputation, features and functionality, vertical market expertise, customer configurability, effective and timely implementation, availability of products on open computer platforms, ability to interface with existing customer's equipment and systems, ability to support radio frequency and bar code technology, quality of support services, real-time capabilities, RDBMS technology, scalability, international capabilities, documentation and training, product quality, performance, and price. We believe that we compete effectively with respect to these factors, but there can be no assurance that we will continue to do so. See Competition in Exhibit 99.1.

Employees

As of December 31, 2001, Catalyst had 250 full-time employees worldwide, none of whom were represented by any collective bargaining organization. We have never experienced a work stoppage and consider relations with our employees to be good.

Item 2. Properties

Catalyst's corporate headquarters is approximately 62,000 square feet of leased office space in Milwaukee, Wisconsin. The term of the lease expires in January 2006, but Catalyst has the option to extend such term for an additional ten-year period. We lease approximately 6,500 square feet of additional office space in Milwaukee, Wisconsin. The term of this lease also expires in January 2006. Finally, Catalyst WMS International Limited leases approximately 6,000 square feet of office space in London, England, pursuant to a lease that expires in 2003. We believe that these existing facilities should be adequate for our needs through 2002.

Item 3. Legal Proceedings

On October 8, 1999, a former customer (the Claimant) instituted an arbitration proceeding against Catalyst with the American Arbitration Association in Milwaukee, Wisconsin. The Claimant alleged breach of warranty and sought relief in the form of monetary damages in excess of $1.9 million. An arbitration award was issued on January 2, 2002 in favor of the Claimant in the amount of $799,840, plus interest at 5% from December 7, 2001. We filed a motion to vacate this award for non-compliance with the applicable arbitration procedures. On January 29, 2002, the Claimant filed a petition to confirm the award. At this stage in the proceedings, it is not possible to predict the probable outcome of either our motion or the Claimant's petition. We believe that because we have adequately reserved for this matter, the outcome of this proceeding will not have a material effect on our financial position or results of operations.

Catalyst is involved in various other claims and legal matters of a routine nature which are being handled in the ordinary course of business. Although it is not possible to predict with certainty the outcome of these unresolved claims and legal matters or the range of possible loss or recovery, we believe that these unresolved claims and legal matters will not have a material effect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of 2001.

PART II

Item 5. Market for Registrant's Common Equity and Related Shareholder Matters

Shares of Catalyst's common stock are quoted on the Nasdaq National Market System under the symbol CLYS. The following table represents the high and low price information for Catalyst's common stock for each quarterly period within the two most recent fiscal years.

	2001		2000	
	High	Low	High	Low
Quarters ended March 31,	$ 8.063	$ 4.750	$15.375	$11.500
Quarters ended June 30,	5.500	2.120	12.500	6.000
Quarters ended September 30,	3.960	1.560	8.625	4.375
Quarters ended December 31,	3.910	1.520	5.000	3.500

Source: Nasdaq Online[SM] Internet Site

On March 26, 2002, there were approximately 1,550 beneficial owners, 145 of which 145 were record holders.

Prices listed above are determined by the over-the-counter market and as such, over-the-counter market quotations reflect inter-dealer prices, without retail mark-up or commission, and may not necessarily represent actual transactions.

Catalyst has never paid cash dividends on its common stock. Our policy has been to retain cash from operations to provide funds for the operation and expansion of our business. Accordingly, we do not anticipate paying cash dividends in the foreseeable future.

Item 6. Selected Financial Data

FINANCIAL HIGHLIGHTS
(In thousands, except per share data)

Years Ended December 31,	2001	2000	1999	1998	1997
Consolidated Statements of Operations Data:					
Revenues:					
Software	$ 2,760	$ 8,451	$ 7,575	$ 8,741	$ 7,007
Services and post-contract customer support	23,960	28,222	25,599	21,890	14,637
Hardware	5,784	5,337	7,386	3,282	881
Total revenues	32,504	42,010	40,560	33,913	22,525
Cost of revenues:					
Software	963	797	606	525	524
Services and post-contract customer support	17,681	16,632	14,921	14,583	13,745
Hardware	4,840	4,361	6,260	2,759	766
Total cost of revenues	23,484	21,790	21,787	17,867	15,035
Gross margin	9,020	20,220	18,773	16,046	7,490
Operating expenses:					
Product development	5,200	5,301	7,638	3,412	2,731
Sales and marketing	9,008	9,254	7,159	5,494	5,291
General and administrative	6,622	4,793	6,574	4,177	3,975
Restructuring and other charges	1,927	–	398	–	–
Asset impairment charges	5,697	–	3,190	–	–
Total operating expenses	28,454	19,348	24,959	13,083	11,997
Income (loss) from operations	(19,434)	872	(6,186)	2,963	(4,507)
Other income, net	508	891	573	217	308
Income (loss) before provision for income taxes	(18,926)	1,763	(5,613)	3,180	(4,199)
Provision for income taxes	–	–	–	100	–
Net income (loss)	$(18,926)	$ 1,763	$(5,613)	$ 3,080	$(4,199)
Net income (loss) per share – diluted	$ (2.38)	$ 0.21	$ (0.77)	$ 0.42	$ (0.63)
Shares used in computing diluted net income (loss) per share	7,962	8,452	7,288	7,383	6,630
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 7,906	$21,201	$21,169	$ 8,555	$ 4,256
Working capital	1,554	19,773	20,388	9,530	6,673
Total assets	23,891	38,605	35,563	25,557	17,692
Long-term debt, less current portion	30	166	181	412	443
Total shareholders' equity	6,192	25,645	23,281	15,403	9,997

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis contains statements that are forward-looking. These statements are based upon current expectations and assumptions that are subject to risks and uncertainties. Actual results could differ materially due to of factors discussed in Exhibit 99.1.

CRITICAL ACCOUNTING POLICIES

Revenue Recognition

Catalyst derives revenue from the sale of software, services and post-contract customer support (PCS), and hardware. PCS includes telephone support, bug fixes, and rights to upgrades on a when-and-if-available basis. Services range from installation, training, and basic consulting to software modification and customization to meet specific customer needs. In software arrangements that include rights to multiple software products, specified upgrades, PCS and/or other services, Catalyst allocates the total arrangement fee to each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

Software

For software with insignificant modifications, Catalyst recognizes that portion of the revenue allocable to software and specified upgrades upon delivery of the software product or upgrade to the end user, provided that it is considered collectible. For software with significant modifications, Catalyst recognizes the revenue allocable to the software on a percentage of completion method, with progress to completion measured based upon labor time expended.

Post-Contract Customer Support

Revenue allocable to PCS is recognized on a straight-line basis over the period the PCS is provided.

Services

Arrangements that include professional services are evaluated to determine whether those services are for modification of the software product or for the normal implementation of Catalyst software products. When professional services are considered part of the normal implementation process, revenue is recognized monthly as these services are invoiced. When professional services are for a modification of the software itself, an evaluation is made to determine if the modification requires more than 50 person-days of work. If the modification will exceed 50 days of effort, revenue is recognized using contract accounting on a percentage completion method with progress to completion measured based upon labor and time expended. When the modification is estimated to be fewer than 50 days, the revenue is recognized as invoiced.

Hardware

Revenue on hardware is recognized when the hardware is shipped by the hardware vendor and title has transferred to the customer.

Contract Accounting

For arrangements that include significant customization or modification of the software, revenue is recognized using contract accounting. Revenue from these software arrangements is recognized on a percentage of completion basis, with progress to completion measured based upon labor time expended. Catalyst reserves for project cost overruns when such overruns are identified. We recognize project cost overruns where we will exceed our budgeted number of days on a project. The overrun is based on a standard cost per day.

Allowance for Doubtful Accounts

We evaluate the collectibility of our accounts receivable based on a combination of factors. We recognize reserves for bad debts based on the length of time the receivables are past due ranging from 5% to 100% for amounts more than 120 days past due for which a corresponding deferred revenue does not exist. Specific customer reserves are based upon our assessment of deviations in historical payment trends, the age of the account, and ongoing communications with our customers by both the finance and sales departments. For amounts less than 120 days past due, a small percentage is typically reserved based upon our historical experience. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations to us), our estimates of the recoverability of amounts due us could be reduced by a material amount.

Legal Accruals

As discussed in Note 10 of our consolidated financial statements, as of December 31, 2001, we have accrued our best estimate of the probable cost for the resolution of a claim with a former customer. This estimate has been developed in consultation with outside counsel. To the extent additional information arises or our strategies change, it is possible that our best estimate of our probable liability in this matter may change.

Catalyst is involved in various other claims and legal matters of a routine nature which are being handled in the ordinary course of business. Although it is not possible to predict with certainty the outcome of these unresolved claims and legal matters or the range of possible loss or recovery, we believe that these unresolved claims and legal matters will not have a material effect on our financial position or results of operations.

Impairment Charges

We review our long-lived assets for impairment whenever events or circumstances occur which indicate that we may be unable to recover the recorded value of the affected long-lived assets. In the year ended December 31, 2001, we reviewed the carrying values of certain licensed technology and capitalized software development costs and recorded an impairment charge to adjust the carrying values of such assets to their estimated fair market values.

REVENUE

Catalyst's revenues are derived from software, services and PCS, and hardware. Total revenues decreased by 22.6% to $32.5 million in 2001 and increased by 16.3% to $42.0 million in 2000. We believe that the decline in total revenues in 2001 was due primarily to fewer new products and services sold resulting primarily from project delays and longer sales cycles tied to global economic conditions. The following table sets forth, by category, revenues and percentage change year-over-year for the years indicated:

	Net Revenues (In thousands)			Percentage Change (Year-over-year)	
	2001	2000	1999	**2001**	2000
Software	**$ 2,760**	$ 8,451	$ 7,575	**(67.3%)**	11.6%
Services and PCS	**23,960**	28,222	25,599	**(15.1)**	10.2
Hardware	**5,784**	5,337	7,386	**8.4**	(27.7)

International revenues decreased 18.8% to $5.1 million in 2001 and decreased 16.3% to $6.3 million in 2000. International revenues accounted for 15.8% and 15.1% of total revenues in 2001 and 2000, respectively. The decrease in international revenues in 2001 and 2000 occurred primarily to a decrease in software revenues attributable to international customers in those years.

We believe that revenues may increase due to enhanced worldwide sales and marketing efforts, our strategic alliance with SAP America, Inc. and SAP AG, the introduction of new products, efforts to deliver standard packaged solutions that meet the requirements of our vertical markets, and the maturation of our sales force. We expect that as economic conditions improve and prospective customers begin to benefit from that improvement, we will see an increase in new sales activity.

Software

Software consists of revenues from the sale of Catalyst's products and related add-on third party software products. Software revenues decreased by 67.3% to $2.8 million in 2001 and increased by 11.6% to $8.5 million in 2000. Software revenues may fluctuate based upon the size and quantity of new or add-on license agreements, as well as the progress toward completion for contracts that are accounted for using contract accounting.

Catalyst follows the software revenue recognition practices set forth in Statement of Position 97-2, "Software Revenue Recognition," as amended, as issued by the American Institute of Certified Public Accountants. For projects requiring "significant" modifications to our products, we use contract accounting procedures based upon percentage of completion to recognize revenue, provided that such amounts are reasonably collectible. Software revenue for projects with few or no modifications is recognized upon reaching contract milestones, to the extent that payment is fixed and determinable and considered collectible.

Services and PCS

Services and PCS revenues are derived from software modifications, professional services, and PCS agreements. Services and PCS revenues decreased by 15.1% to $24.0 million in 2001 and increased by 10.2% to $28.2 million in 2000. The following table sets forth the components of services and PCS revenues as a percentage of total revenues for the years indicated:

	2001	2000	1999
Software modifications	**20.1%**	17.8%	17.2%
Professional services	**25.2**	28.0	28.7
PCS agreements	**28.4**	21.4	17.2
	73.7%	67.2%	63.1%

Software modifications are determined during the customer's CRP and consist of changes to the software to facilitate specific functionality desired by the customer. We believe that as we sell CatalystCommand and other products, future modification revenues as a percentage of total revenues could decrease due to the increased functionality of newer releases of our products; however, the relationship is dependent upon the variety of modifications that the individual customer specifies.

Professional services revenues are derived from implementation services, performance of the CRP, technical services, project management, and education services. Professional services revenues decreased in 2001 due to fewer new products sold. Professional services revenues are recognized based on the number of days of work actually performed.

Customers typically enter into an agreement for PCS at the time they license CatalystCommand and, generally pay for the first year of PCS in advance. PCS revenues are recognized ratably over the term of the PCS agreement. The increase in PCS revenues in 2001 was due primarily to new PCS agreements and to existing PCS agreements. We believe that PCS revenues should increase as existing PCS agreements are renewed, new software products are sold, and our markets are expanded.

Hardware

Hardware consists primarily of computer hardware, radio frequency equipment and printers that we sell to our customers on behalf of hardware and other equipment manufacturers. Hardware revenues increased by 8.4% to $5.8 million in 2001 and decreased by 27.7% to $5.3 million in 2000. Hardware revenues may fluctuate depending on the size of new product sales and add-on sales to existing customers.

OPERATING EXPENSES

Cost of Software

Cost of software consists of the cost of related add-on third party software products and the amortization of capitalized software development costs. The cost of software was $963,000, $797,000, and $606,000 in 2001, 2000, and 1999, respectively. The increase in cost of software was due to the amortization of certain capitalized software costs. We anticipate that the cost of software for third party products should remain relatively constant as a percentage of related third party software revenues.

Cost of Services and PCS

Cost of services and PCS consists primarily of personnel and related costs for the performance of software modifications, professional services, and PCS. Cost of services and PCS as a percentage of services and PCS revenues were 73.8%, 58.9%, and 58.3% in 2001, 2000, and 1999, respectively. Cost of services and PCS increased in 2001 as a percentage of total services and PCS revenues due to a decrease in related revenues without a corresponding reduction in cost. As we continue to expand our services offering and allocate resources towards providing new services to our customers, we believe that the cost of services and PCS as a percentage of related revenues will depend on the quantity and mix of new contracts signed.

Cost of Hardware

Cost of hardware consists of the cost of computer hardware, radio frequency equipment, and printers sold by us on behalf of the equipment manufacturers. We do not inventory or service hardware items, but make them available to customers who desire a turnkey solution. Cost of hardware was $4.8 million, $4.4 million, and $6.3 million in 2001, 2000, and 1999, respectively. As a percentage of hardware sales, the cost was 83.7%, 81.7%, and 84.8% in 2001, 2000, and 1999, respectively. We expect that cost of hardware as a percentage of hardware revenues should remain relatively constant.

Product Development

Product development costs are expenses associated with research and development, including costs of engineering personnel and related development expenses such as software tools, training, and documentation. Product development costs decreased slightly to $5.2 million in 2001 and decreased by 30.6% to $5.3 million in 2000. Product development costs remained relatively constant in 2001 due primarily to continued focus on enhancing our software offering. Product development costs represented 16.0%, 12.6%, and 18.8% of total revenues in 2001, 2000, and 1999, respectively. We believe that product development costs may increase as a percentage of total revenues as new initiatives are identified and executed.

Sales and Marketing

Sales and marketing expenses consist primarily of salaries; commissions; and marketing, promotional and travel expenses paid to or on behalf of sales and marketing personnel. Sales and marketing expenses decreased slightly to $9.0 million in 2001 and increased by 29.3% to $9.3 million in 2000. In general, the decrease in sales and marketing expenses in 2001 was due to cost control measures implemented during the second half of the year to reduce overall expenses. Sales and marketing expenses represented 27.7%, 22.0%, and 17.7% of total revenues in 2001, 2000, and 1999, respectively. We anticipate that sales and marketing expenses as a percentage of total revenues may decrease due to the continuation of the cost control measures which were implemented during the second half of 2001.

General and Administrative

General and administrative expenses consist primarily of the salaries of administrative, executive, finance, human resource, and quality assurance personnel. General and administrative expenses increased by 38.2% to $6.6 million in 2001 and decreased by 27.1% to $4.8 million in 2000. General and administrative expenses represented 20.4% of total revenues in 2001, 11.4% in 2000, and 16.2% in 1999. In 2001, general and administrative expenses increased as a percentage of total revenue compared to 2000 due to certain additional legal reserves and expenses and charges to the allowance for doubtful accounts, which were not incurred during the same period in 2000. We expect that general and administrative expenses may decrease as a percentage of total revenues as we believe we have adequately provided for any risks known or anticipated at this time.

OTHER OPERATING EXPENSES, INVESTMENT INCOME (LOSS), AND INCOME TAXES

Restructuring, Impairment, and Other Charges

During 2001, there were several events that resulted in an aggregate charge of $7,623,964, which represented restructuring and other charges of $1,927,098 and asset impairment charges of $5,696,866. The former president and chief executive officer resigned in March 2001. Catalyst recorded charges aggregating $1,130,949 relating to amortization of a non-compete agreement and other expenses related to his resignation. In the third quarter of 2001, Catalyst initiated a restructuring plan and overall workforce reduction of approximately 15%. Charges of $796,149 were recorded for severance payments and outplacement services related to this workforce reduction. Catalyst also reviewed the carrying values of certain licensed technology and capitalized software development costs and recorded an impairment charge of $5,696,866 to adjust the carrying values of such assets to their estimated fair market values. All cash expense amounts were disbursed in the year ended December 31, 2001, except for approximately $183,000, which will be paid out in 2002. The obligations under the non-compete agreement are also payable in 2002.

During the third quarter of 1999, Catalyst initiated a restructuring plan to discontinue development of its Windows NT® based product and close its Orlando, Florida office. The restructuring plan was put in place due to the Strategic Alliance Agreement with SAP AG. Because of the Strategic Alliance Agreement, Catalyst made significant management changes and further expanded its marketing efforts to increase exposure of its Unix WMS products and services.

Restructuring and impairment charges during the year ended December 31, 1999 amounted to $3,587,665 and included severance payments made to seven employees ($325,000); office and equipment lease cancellations ($25,000); write-off of intangible assets, including purchased software and capitalized software development costs, assembled workforce, customer list, and goodwill ($3,190,000); and other miscellaneous expenses ($48,000). All cash expense amounts were disbursed in the year ended December 31, 1999.

Other Income and Expense

Other income consists primarily of interest income and interest expense and does not have a material impact on operating results. Catalyst expects that other income may decrease in the future as interest income decreases due to lower invested cash balances and an anticipated decline in interest rates.

Income Tax Expense

At December 31, 2001, Catalyst was not subject to regular income taxes because we had net operating loss carry-forwards of approximately $28 million for federal and state income tax purposes. We were not subject to alternative minimum tax (AMT) in 2000. In 2001 and 1999, no income tax expense was recorded as we incurred a net loss for both financial and income tax reporting purposes. No net deferred tax expense (credit) was recorded in any of the three years reported as we continue to record a valuation allowance to reserve for the net deferred tax asset.

Liquidity and Capital Resources

In 2001, Catalyst used $13.3 million in cash; $3.9 million was used in operating activities, $8.6 million was used in investing activities for capital expenditures, capitalized software development costs, and the purchase of licensed technology offset by the proceeds from the sale of equipment and internal use software; $263,000 was used for payments on long-term debt; and $548,000 was used to purchase common stock for treasury. In 2000, we generated $31,000 in cash; $4.3 million was generated by operating activities, $4.5 million was used in investing activities for capital expenditures and capitalized software development costs, $1.1 million was generated by employees' exercise of stock options, $404,000 was used for payments on long-term debt and $482,000 was used to purchase common stock for treasury.

Capital expenditures totaled $1.1 million, $2.7 million, and $837,000 in 2001, 2000, and 1999, respectively. Capital expenditures decreased in 2001 due to cost control measures implemented during the second half of the year.

In 2001, Catalyst repurchased 257,944 shares of common stock under provisions of a stock repurchase program adopted by the board of directors on March 21, 1996. In 2000, Catalyst repurchased 99,068 shares of common stock under this program.

As of December 31, 2001, Catalyst had $7.9 million in cash and cash equivalents and working capital of $1.6 million. We have a $5.0 million line of credit (the Revolving Credit Facility) with Bank One, Milwaukee, Wisconsin. The Revolving Credit Facility bears interest at the prime rate, or LIBOR, subject to terms and conditions found in the Revolving Credit Facility agreement, and expires on January 1, 2003. Borrowings on the Revolving Credit Facility are limited by a borrowing base related to a percentage of our eligible cash and cash equivalents, less outstanding amounts owed to Bank One. As of December 31, 2001, there were no amounts outstanding under the Revolving Credit Facility nor have there been any borrowings on the Revolving Credit Facility since it was established. See Additional Capital in Exhibit 99.1.

At December 31, 2001, accounts receivable decreased by 12.9%, or $1.3 million, compared to December 31, 2000. In addition, Catalyst had reserves of $900,000 for doubtful accounts and $147,000 for known and estimated project cost overruns. This compares to $1.2 million and $219,000 for the same reserves at December 31, 2000. We believe we have adequately provided for potential risks with respect to accounts receivable and project reserves known or anticipated at this time.

Our future capital requirements will depend on numerous factors including the level and timing of revenue, the resources we devote to marketing and selling our products and services, and our future investments in product development. We currently anticipate that our current cash and cash equivalents will be sufficient to meet our anticipated needs for working capital and capital expenditures for at least the next 12 months. Based on our current expectations, we believe we will not require additional funds beyond the next 12 months. However, if we make strategic acquisitions, if our growth rate exceeds our expectations, or if we expend significant funds to develop new or enhanced products or services, we may require additional equity or debt financing. Additional financing may not be available to us on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may not be able to continue to expand our business operations which could harm our business, results of operations, and financial condition.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk

Catalyst does not believe that we have material exposure to market risk with respect to any investments as we do not use market rate-sensitive instruments for trading or other purposes. For purposes of the consolidated statements of cash flows, we consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of investments in corporate debt securities and commercial paper. The cost of these securities, which are considered as "available for sale" for financial reporting purposes, approximated fair value at both December 31, 2001 and 2000. There were no realized gains or losses in any of the three years in the period ended December 31, 2001.

Item 8. Financial Statements and Supplementary Data

Quarterly Results

The following table sets forth unaudited consolidated statements of operations data for each of the quarters in the years ended December 31, 2001 and 2000. This unaudited quarterly information has been prepared on the same basis as the annual information presented elsewhere herein and, in our opinion, includes all adjustments (consisting only of normal recurring entries) necessary for a fair presentation of the information for the quarter presented. Certain amounts in the first and second quarters of 2001 were reclassified to conform to the December 31, 2001 presentation. The operating results for any quarter are not necessarily indicative of the results for any future period.

Quarters Ended	**12/31/01**	**09/30/01**	**06/30/01**	**03/31/01**	12/31/00	09/30/00	06/30/00	03/31/00
(In thousands, except per share data)								
Revenues:								
Software	**$ 908**	**$ 433**	**$ 370**	**$ 1,049**	$ 2,092	$ 1,742	$ 2,229	$ 2,388
Services and post-contract customer support	**5,298**	**6,438**	**6,317**	**5,907**	7,057	8,002	6,940	6,223
Hardware	**2,327**	**1,012**	**1,113**	**1,332**	1,242	495	1,890	1,710
Total Revenues	**8,533**	**7,883**	**7,800**	**8,288**	10,391	10,239	11,059	10,321
Cost of Revenues:								
Software	**330**	**219**	**178**	**236**	150	268	236	143
Services and post-contract customer support	**4,216**	**4,340**	**4,578**	**4,547**	3,795	4,403	4,189	4,245
Hardware	**1,991**	**791**	**999**	**1,059**	1,060	412	1,531	1,358
Total Cost of Revenues	**6,537**	**5,350**	**5,755**	**5,842**	5,005	5,083	5,956	5,746
Gross Margin	**1,996**	**2,533**	**2,045**	**2,446**	5,386	5,156	5,103	4,575
Operating Expenses:								
Product development	**1,312**	**1,242**	**1,458**	**1,188**	1,204	1,310	1,371	1,416
Sales and marketing	**1,762**	**2,265**	**2,489**	**2,492**	2,157	2,474	2,629	1,994
General and administrative	**916**	**1,151**	**1,355**	**3,200**	1,827	1,346	654	966
Restructuring and other charges	**367**	**852**	**708**	-	-	-	-	-
Asset impairment charges	**5,697**	-	-	-	-	-	-	-
Total Operating Expenses	**10,054**	**5,510**	**6,010**	**6,880**	5,188	5,130	4,654	4,376
Income (loss) from operations	**(8,058)**	**(2,977)**	**(3,965)**	**(4,434)**	198	26	449	199
Other income, net	**62**	**112**	**112**	**222**	387	285	154	65
Net Income (Loss)	**$(7,996)**	**$(2,865)**	**$(3,853)**	**$(4,212)**	$ 585	$ 311	$ 603	$ 264
Net income (loss) per share:								
Basic	**$ (1.03)**	**$ (0.36)**	**$ (0.48)**	**$ (0.52)**	$ 0.07	$ 0.04	$ 0.08	$ 0.03
Diluted	**$ (1.03)**	**$ (0.36)**	**$ (0.48)**	**$ (0.52)**	$ 0.07	$ 0.04	$ 0.07	$ 0.03
Shares used in computing net income (loss) per share:								
Basic	**7,797**	**7,991**	**8,020**	**8,040**	8,061	8,116	8,005	7,910
Diluted	**7,797**	**7,991**	**8,020**	**8,040**	8,253	8,427	8,408	8,555

The common stock is listed on the Nasdaq Stock Market® under the symbol "CLYS." Since the initial public offering on November 16, 1995, the common stock has traded at a high of $21.625 per share and a low of $1.52 per share. As of March 28, 2002, there were 7,794,469 shares of common stock outstanding held by approximately 1,550 beneficial owners, 145 of which were record holders.

Consolidated Statements of Operations

Years Ended December 31,	2001	2000	1999
Revenues:			
Software	$ 2,759,913	$ 8,451,526	$ 7,575,529
Services and post-contract customer support	23,960,234	28,222,224	25,598,635
Hardware	5,783,723	5,336,708	7,385,996
Total Revenues	32,503,870	42,010,458	40,560,160
Cost of Revenues:			
Cost of software	962,830	797,117	606,429
Cost of services and post-contract customer support	17,681,132	16,632,253	14,921,412
Cost of hardware	4,840,001	4,361,113	6,259,894
Total Cost of Revenues	23,483,963	21,790,483	21,787,735
Gross Margin	9,019,907	20,219,975	18,772,425
Operating Expenses:			
Product development	5,200,691	5,300,762	7,637,636
Sales and marketing	9,007,688	9,254,354	7,158,726
General and administrative	6,622,065	4,793,251	6,574,804
Restructuring and other charges (Note 9)	1,927,098	–	397,655
Asset impairment charges (Note 9)	5,696,866	–	3,190,000
Total Operating Expenses	28,454,408	19,348,367	24,958,831
Income (Loss) From Operations	(19,434,501)	871,608	(6,186,406)
Other Income (Expense):			
Interest expense	(26,535)	(53,235)	(63,057)
Investment income	565,050	1,389,546	685,692
Miscellaneous, net (expense)	(30,437)	(444,773)	(49,560)
Total Other Income, Net	508,078	891,538	573,075
Net Income (Loss)	$(18,926,423)	1,763,146	$(5,613,331)
Earnings (loss) per share (Note 1):			
Basic	$(2.38)	$ 0.22	$(0.77)
Diluted	$(2.38)	$ 0.21	$(0.77)

See accompanying notes.

Consolidated Balance Sheets

December 31,	2001	2000
Assets		
Current Assets:		
Cash and cash equivalents	$ 7,906,342	$21,200,662
Accounts receivable, net of allowance for doubtful accounts of $900,000 in 2001 and $1,185,000 in 2000	8,949,582	10,269,520
Revenues in excess of billings	–	269,813
Prepaid expenses and other	650,971	542,718
Total Current Assets	17,506,895	32,282,713
Equipment and Leasehold Improvements:		
Computer hardware and software	7,169,718	8,001,802
Office equipment	2,372,316	2,467,415
Leasehold improvements	966,703	944,351
	10,508,737	11,413,568
Less accumulated depreciation	7,387,677	6,850,493
Total Equipment and Leasehold Improvements	3,121,060	4,563,075
Capitalized software development costs, net of accumulated amortization of $479,376 in 2001and $35,440 in 2000	1,748,278	1,759,697
Intangible assets, net of accumulated amortization of $1,950,282 in 2001	1,514,718	–
Total Assets	$23,890,951	$38,605,485
Liabilities and Shareholders' Equity		
Current Liabilities:		
Accounts payable	$ 3,606,493	$ 3,305,526
Accrued liabilities	1,347,886	1,847,951
Accrued professional and legal fees	1,583,084	1,008,504
Accrued non-compete obligation	1,090,000	–
Deferred revenues	8,206,654	6,101,749
Current portion of capital lease obligations (Note 3)	118,454	246,265
Total Current Liabilities	15,952,571	12,509,995
Noncurrent Liabilities:		
Capital lease obligations (Note 3)	30,495	165,574
Deferred revenues	1,565,281	84,691
Deferred rent (Note 3)	150,922	199,868
Total Noncurrent Liabilities	1,746,698	450,133
Commitments and contingencies (Notes 3 and 10)		
Shareholders' Equity (Notes 4 and 5):		
Preferred stock, $0.01 par value; 2,000,000 shares authorized; none issued or outstanding	–	–
Common stock, $0.10 par value; 25,000,000 shares authorized; shares issued: 9,214,744 in 2001 and 9,200,943 in 2000	921,474	920,094
Additional paid-in capital	43,686,140	43,666,435
Accumulated deficit	(32,622,111)	(13,695,688)
Treasury stock, at cost — 1,420,275 shares of common stock in 2001 and 1,162,331 shares of common stock in 2000	(5,793,821)	(5,245,484)
Total Shareholders' Equity	6,191,682	25,645,357
Total Liabilities and Shareholders' Equity	$23,890,951	$38,605,485

See accompanying notes.

Consolidated Statements of Shareholders' Equity

	Common Stock Shares	Common Stock Dollars	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total
Balances at December 31, 1998	8,767,373	$876,737	$32,743,264	$(9,845,503)	$(8,371,128)	$15,403,370
Sale of common stock (Note 4)	–	–	8,770,815	–	3,607,554	12,378,369
Stock options exercised	171,891	17,189	754,089	–	–	771,278
Compensation expense on stock options	–	–	341,424	–	–	341,424
Net loss	–	–	–	(5,613,331)	–	(5,613,331)
Balances at December 31, 1999	8,939,264	893,926	42,609,592	(15,458,834)	(4,763,574)	23,281,110
Purchase of common stock for treasury (Note 4)	–	–	–	–	(481,910)	(481,910)
Stock options exercised	261,679	26,168	1,056,843	–	–	1,083,011
Net income	–	–	–	1,763,146	–	1,763,146
Balances at December 31, 2000	9,200,943	920,094	43,666,435	(13,695,688)	(5,245,484)	25,645,357
Purchase of common stock for treasury (Note 4)	–	–	–	–	(548,337)	(548,337)
Stock options exercised	13,801	1,380	17,796	–	–	19,176
Compensation expense on stock options	–	–	1,909	–	–	1,909
Net loss	–	–	–	(18,926,423)	–	(18,926,423)
Balances at December 31, 2001	9,214,744	$921,474	$43,686,140	$(32,622,111)	$(5,793,821)	$6,191,682

See accompanying notes.

Consolidated Statements of Cash Flows

Years Ended December 31,	2001	2000	1999
Operating Activities			
Net income (loss)	$(18,926,423)	$ 1,763,146	$(5,613,331)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation	1,543,936	1,780,715	1,660,703
Amortization	2,394,218	35,440	–
Compensation expense on stock options	1,909	–	341,424
(Gain) loss on disposal of equipment and leasehold improvements	(5,447)	181,128	87,436
Provision for restructuring and other charges	–	–	397,665
Asset impairment charges	5,696,866	–	3,190,000
Changes in operating assets and liabilities:			
Accounts receivable	1,319,938	(162,712)	(392,491)
Prepaid expenses and other	(108,253)	235,298	(284,000)
Accounts payable	300,967	1,068,640	492,896
Income taxes	–	–	(100,000)
Accrued liabilities	74,515	327,649	(197,014)
Deferred revenues	3,855,308	(819,155)	1,746,245
Deferred rent	(48,946)	(65,753)	(19,532)
Total adjustments	15,025,011	2,581,250	6,923,332
Net cash provided by (used in) operating activities	(3,901,412)	4,344,396	1,310,001
Investing Activities			
Capital expenditures	(1,134,301)	(2,714,796)	(837,446)
Capitalized software development costs	(1,004,383)	(1,795,137)	(566,119)
Purchase of licensed technology	(7,500,000)	–	–
Proceeds from sale of equipment	120,447	–	–
Proceeds from sale of internal use software	917,380	–	–
Net cash used in investing activities	(8,600,857)	(4,509,933)	(1,403,565)
Financing Activities			
Payments on capital lease obligations	(262,890)	(404,081)	(442,109)
Proceeds from exercise of stock options	19,176	1,083,011	771,278
Proceeds from sale of common stock	–	–	12,378,369
Purchase of common stock for treasury	(548,337)	(481,910)	–
Net cash provided by (used in) financing activities	(792,051)	197,020	12,707,538
Net increase (decrease) in cash and cash equivalents	(13,294,320)	31,483	12,613,974
Cash and cash equivalents at beginning of year	21,200,662	21,169,179	8,555,205
Cash and cash equivalents at end of year	$ 7,906,342	$21,200,662	$21,169,179
Supplemental disclosure:			
Cash paid for interest	$ 26,535	$ 53,235	$ 63,057
Cash paid for income taxes	–	–	74,950

Noncash investing and financing activities:

During 2001, the Company entered into a non-compete agreement for $1,090,000. In 2000 and 1999, the Company acquired $300,993, and $157,431 respectively, of computer hardware under capital leases.

See accompanying notes.

1. Significant Accounting Policies

Consolidation

The accompanying consolidated financial statements include the accounts of Catalyst and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Business and Concentration of Credit Risk

Catalyst develops, markets, and supports SCE software products. Catalyst also provides related services, including engagement services, customer education and training, customer support, consulting services, facilities managements, and enabling technologies for customers throughout the United States and certain foreign countries. Catalyst performs periodic credit evaluations of its customers' financial condition and does not require collateral.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Catalyst considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents consist principally of investments in corporate debt securities and commercial paper. The cost of these securities, which are considered "available for sale" for financial reporting purposes, approximates fair value at both December 31, 2001 and 2000. There were no realized gains or losses during any of the three years in the period ended December 31, 2001.

Equipment and Leasehold Improvements

Equipment and leasehold improvements are recorded at cost and are depreciated on the straight-line basis over their estimated useful lives as follows: computer hardware and software—three to five years; office equipment—five to seven years; and leasehold improvements—ten years (though no longer than the term of the lease).

Capitalized Software Development Costs

As required by accounting principles generally accepted in the United States, Catalyst capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for the product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. The establishment of technological feasibility and the ongoing assessment of recoverability of software costs require considerable judgment by management with respect to certain external factors, including, but not limited to, product feasibility, anticipated future gross revenues, estimated economic life, and changes in software and hardware technologies.

When the software product is available for general release to customers, capitalization ceases and such costs are amortized on a product-by-product basis. The annual amortization is the greater of the amount computed using (a) the ratio that current gross revenues for the product bear to the total of current and anticipated future gross revenues for the product or (b) the straight-line method over the estimated economic life of the product or three years.

Intangible Assets

Intangible assets as of December 31, 2001 include $515,000 for the unamortized portion of a non-compete agreement which is being amortized over the term of the agreement which ends in October 2002 and licensed technology with a remaining carrying value of $1,000,000 which is being amortized over its estimated useful life of five years.

Impairment of Long-Lived and Intangible Assets

Equipment and leasehold improvements, capitalized software development costs, and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the sum of the expected undiscounted future cash flows is less than the carrying value of the related asset or group of assets, a loss is recognized for the difference between the fair value and the carrying value of the asset or group of assets. Such analyses necessarily involve significant judgment. See Note 9 for impairment charges in 2001 and 1999.

Revenue Recognition

Catalyst derives revenue from the sale of software, services and PCS, and hardware. PCS includes telephone support, bug fixes, and rights to upgrades on a when-and-if-available basis. Services range from installation, training, and basic consulting to software modification and customization to meet specific customer needs. In software arrangements that include rights to multiple software products, specified upgrades, PCS and/or other services, Catalyst allocates the total arrangement fee to each deliverable based on the relative fair value of each of the deliverables determined based on vendor-specific objective evidence.

Software

For software with insignificant modifications, Catalyst recognizes that portion of the revenue allocable to software and specified upgrades upon delivery of the software product or upgrade to the end user, provided that it is considered collectible. For software with significant modifications, Catalyst recognizes the revenue allocable to the software on a percentage of completion method, with progress to completion measured based upon labor time expended.

Post-Contract Customer Support

Revenue allocable to PCS is recognized on a straight-line basis over the period the PCS is provided.

Services

Arrangements that include professional services are evaluated to determine whether those services are for modification of the software product or for the normal implementation of Catalyst software products. When professional services are considered part of the normal implementation process, revenue is recognized monthly as these services are invoiced. When professional services are for a modification of the software itself, an evaluation is made to determine if the modification requires more than 50 person-days of work. If the modification will exceed 50 days of effort, revenue is recognized using contract accounting on a percentage completion method with progress to completion measured based upon labor time expended. When the modification is estimated to be fewer than 50 days, the revenue is recognized as invoiced.

Hardware

Revenue on hardware is recognized when the hardware is shipped by the hardware vendor and title has transferred to the customer.

Contract Accounting

For arrangements that include significant customization or modification of the software, revenue is recognized using contract accounting. Revenue from these software arrangements is recognized on a percentage of completion basis, with progress to completion measured based upon labor time expended. Catalyst reserves for project cost overruns when such overruns are identified. Included in accrued liabilities are reserves for project cost overruns of $147,000 and $219,000 at December 31, 2001 and 2000, respectively.

Advertising

Advertising costs are expensed as incurred and amounted to approximately $837,000, $878,000, and $739,000 in 2001, 2000, and 1999, respectively.

Income Taxes

Deferred income taxes are provided for temporary differences between the financial reporting and income tax basis of assets and liabilities and are measured using currently enacted tax rates and laws.

Comprehensive Income

Comprehensive income (loss) equals net income (loss) in 2001, 2000, and 1999.

Reclassification

Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the current year presentation.

Earnings (Loss) Per Share

The numerator for the calculation of basic and diluted earnings per share is net income (loss) in each year. The following table sets forth the computation of basic and diluted weighted average shares used in the per share calculations:

	2001	2000	1999
Denominator for basic earnings per share — weighted average shares outstanding	**7,961,676**	8,023,380	7,288,157
Effect of dilutive options and warrants	–	428,167	–
Denominator for diluted earnings (loss) per share	**7,961,676**	8,451,547	7,288,157
Options that could potentially dilute earnings per share in the future that are not included in the computation of diluted earnings (loss) per share, as their impact is antidilutive	**200,905**	N/A	653,203

Accounting Pronouncements

Effective January 1, 2001, Catalyst adopted Statement of Financial Accounting Standards (Statement) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Provisions of Statement No. 133 require companies to recognize all derivatives in the balance sheet at fair value. As Catalyst is not party to any derivative transactions, the adoption did not have any effect on the results of operations or financial position of Catalyst.

In August 2001, the Financial Accounting Standards Board (FASB) issued Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. Catalyst will adopt Statement No. 144 effective January 1, 2002, and we do not expect that the adoption of the Statement will have a significant impact on Catalyst's financial position or results of operations.

2. *Bank Line of Credit*

Catalyst has a $5,000,000 bank line of credit. The line of credit, which is due on demand, requires monthly interest payments at rates tied to the prime rate or LIBOR and is secured by substantially all of Catalyst's assets. The line of credit expires on January 1, 2003. Borrowings on the line of credit are limited by a borrowing base related to a percentage of Catalyst's eligible investments, less outstanding amounts owed under the line of credit. No amounts were outstanding under the line of credit at December 31, 2001 or 2000 nor have there been any borrowings on the line of credit since it was established.

3. Capital Lease Obligations and Lease Commitments

Capital lease obligations consisted of the following at December 31:

	2001	2000
Capital lease obligations	$148,949	$ 411,839
Less current portion	(118,454)	(246,265)
	$ 30,495	$ 165,574

Catalyst leases computer equipment and a telephone system under capital leases requiring monthly payments in varying amounts through April 2004, with effective interest rates ranging from 7.5% to 10.5%. At December 31, 2001, the gross amount of equipment recorded under capital leases and related accumulated amortization was approximately $824,000 and $673,000, respectively. At December 31, 2000, the cost and accumulated amortization of equipment recorded under capital leases were approximately $1,597,000 and $1,147,000, respectively.

Catalyst also leases its corporate office space under two operating leases that extend through January 2006. Catalyst is recognizing rent expense on a straight-line basis, which differs from the pattern of payments required by the lease. Catalyst is required to pay real estate taxes, maintenance, utilities, and insurance on the leased buildings.

At December 31, 2001, future payments under capital and operating leases with remaining terms in excess of one year were as follows:

	Capital Leases	Operating Leases
2002	$127,014	$ 695,426
2003	28,864	646,395
2004	2,516	596,919
2005	–	622,157
2006	–	75,794
Thereafter	–	–
Total minimum lease obligations	158,394	$2,636,691
Amounts representing interest	9,445	
Capital lease obligation	$148,949	

Total rent expense, including executory costs, on all operating leases was approximately $1,369,000, $1,211,000, and $1,148,000 in 2001, 2000, and 1999, respectively.

4. Shareholders' Equity

In September 1999, Catalyst sold 759,485 shares of its common stock to SAP America, Inc. (SAP) for $12,378,369, net of issuance costs of $532,876. In addition, Catalyst and SAP AG (the parent company of SAP) entered into a Strategic Alliance Agreement to integrate Catalyst's software products with software systems already sold by SAP and to establish a support center to help customers implement and support Catalyst's software and SAP's LES software.

In March 1996, Catalyst's board of directors authorized a repurchase program for up to 700,000 shares of its common stock from the open market. During 2001 and 2000, Catalyst repurchased 257,944 and 99,068 shares of its common stock under this program for $548,337 and $481,910, respectively. At December 31, 2001, Catalyst is authorized to repurchase an additional 108,856 shares.

5. Stock Options and Warrants

Catalyst has three employee stock option plans (collectively, the "Employee Plans"). The 1993 Stock Option Plan, as amended, allows Catalyst to grant up to 3,000,000 incentive stock options and/or nonqualified stock options to employees. Effective December 1, 2000, the Board of Directors increased the number of shares available under the 1993 Employee Plan to 3,063,226. The 2001 Stock Option Plan allows Catalyst to grant up to 1,000,000 incentive stock options and/or nonqualified stock options to employees. The UK-Approved Stock Option Plan allows Catalyst to grant up to 500,000 nonqualified stock options to employees of its UK subsidiary.

Each option granted under the Employee Plans entitles the holder to purchase one share of common stock at the specified option price. The option term is 10 years. With certain exceptions, options vest 20% on the first anniversary of either the date of employment or the date of grant and then ratably over the following 48 months. Generally, the exercise price is equal to the market price of the underlying stock on the date of grant. For 200,000 options granted in 2001, the exercise price was $0.10 lower than the market price of the underlying stock on the date of the grant. Accordingly, compensation expense is being recorded for these options over the vesting period.

Catalyst has a 1997 Director Stock Option Plan (the "Director Plan"), whereby each director was granted options to purchase 10,000 shares of common stock on the effective date of the Director Plan and is entitled to be granted options to purchase 5,000 shares of common stock on each anniversary of the Director Plan. The exercise price of each grant is equal to the market price of Catalyst's common stock on the date of grant. The Director Plan provides for the issuance of 250,000 nonqualified stock options to directors. The options are exercisable for 10 years from the date of grant.

The following table summarizes information with respect to Catalyst's Employee and Director Plans for the three years ended December 31, 2001:

	Number of Options	Weighted Average Option Exercise Price per Share	Number of Options Exercisable
Outstanding at December 31, 1998	1,805,097	$ 4.47	770,142
Granted	547,086	11.82	
Exercised	(171,891)	4.49	
Canceled	(126,915)	8.62	
Outstanding at December 31, 1999	2,053,377	6.18	967,312
Granted	850,160	5.51	
Exercised	(261,679)	4.14	
Canceled	(391,343)	10.08	
Outstanding at December 31, 2000	2,250,515	5.49	1,039,764
Granted	803,825	2.89	
Exercised	(13,801)	1.39	
Canceled	(900,063)	6.13	
Outstanding at December 31, 2001	**2,140,476**	**$ 4.27**	**901,394**

At December 31, 2001, 1,732,259 options were available for grant under the Employee and Director Plans. As of December 31, 2001, the range of exercise prices on outstanding options is as follows:

	Number of Options Outstanding	Weighted Average Exercise Price	Number of Options Exercisable
Price range $0.10 to $3.86, weighted average contractual life of 7.6 years	1,355,049	$ 2.85	576,274
Price range $4.00 to $8.50, weighted average contractual life of 8.3 years	632,332	5.16	218,748
Price range $10.00 to $13.94, weighted average contractual life of 7.1 years	128,953	12.87	93,684
Price range $14.00 to $17.75, weighted average contractual life of 7.4 years	24,142	15.17	12,688

Catalyst has an outstanding warrant for the purchase of 10,000 shares of its common stock at $3.50 per share, the market price of the underlying stock as of the modification date in 1997. The term was extended to 10 years after the modification date, and the vesting period was reset so that the warrant vests 20% one year after the modification date and then ratably over the following 48 months.

Catalyst has reserved 3,882,735 shares of common stock at December 31, 2001, to provide for the exercise of outstanding stock options and warrants and the granting of stock options.

As permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation," Catalyst has elected to follow APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for its employee stock option plans. Had Catalyst accounted for its employee stock option plans based upon the fair value at the grant date as set forth in Statement No. 123, Catalyst's pro forma net income (loss) and pro forma income (loss) per share would have been as follows (for purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period):

	2001	2000	1999
Pro forma net income (loss)	($19,503,766)	$842,606	$(6,518,779)
Pro forma diluted income (loss) per share	$(2.45)	$0.10	$(0.89)

The weighted-average grant date option fair values used in the above pro forma disclosures were $2.31, $4.23, and $9.99 per share for 2001, 2000, and 1999 option grants, respectively.

As required by Statement No. 123, Catalyst has determined the pro forma information as if Catalyst had accounted for stock options granted since January 1, 1995, under the Statement No. 123 fair value method. For grants made prior to Catalyst becoming a public company, the minimum value method was used to estimate the fair value of the options. For grants made after Catalyst's initial public offering in November 1995, the Black-Scholes method was used. With the exception of volatility (which is ignored in the case of the minimum value method), the following weighted average assumptions were used for 2001, 2000, and 1999, respectively: risk-free interest rates of 4.5%, 6.5%, and 5.9%; dividend yields of 0%; expected common stock market price volatility factors of 1.09, 0.98, and 0.94; and a weighted average expected life of the options of five years.

6. *Retirement Plan*

Catalyst sponsors an employee savings and retirement plan in which all employees over 21 years of age with one month of service are eligible to participate. Participants can elect to defer up to 15% of their compensation in accordance with Section 401(k) of the Internal Revenue Code. Catalyst, at its discretion, can match up to 100% of the employees' contributions. Company contributions to the plan were approximately $118,000, $310,000, and $293,000 in 2001, 2000, and 1999, respectively.

7. *Income Taxes*

The provision for income taxes consisted of the following:

Years Ended December 31,	2001	2000	1999
Current:			
Federal	$ –	$ –	$ –
State	–	–	–
Foreign	–	–	–
	–	–	–
Deferred	(7,231,000)	42,000	(2,554,000)
Change in valuation allowance	7,231,000	(42,000)	2,554,000
	$ –	$ –	$ –

The provision for income taxes differs from the statutory U.S. federal income tax rate due to the following:

Years Ended December 31,	2001	2000	1999
Provision (benefit) at U.S. statutory rate	$(6,435,000)	$599,000	$(1,908,000)
State effect of change in deferred tax assets	(1,019,000)	142,000	(216,000)
General business credits	167,000	(232,000)	(478,000)
Change in valuation allowance	7,231,000	(566,000)	2,554,000
Permanent differences, net	56,000	57,000	48,000
	$ –	$ –	$ –

At December 31, 2001, Catalyst had net operating loss carry forwards of approximately $27,824,000 and $27,882,000 for federal and state income tax purposes, respectively, which expire between 2008 and 2021. Of these net operating loss carry forwards, $5,839,000 were created by deductions from the exercise of nonqualified stock options from 1995 through 2001. The tax benefit realized upon the use of net operating loss carry forwards in future years related to such deductions will be credited directly to additional paid-in capital. At December 31, 2001, Catalyst had general business credit carry forwards of $1,103,000 and $329,000 for federal and state income tax purposes, respectively, which expire from 2006 through 2021. At December 31, 2001, Catalyst had $96,000 of alternative minimum tax (AMT) credits which do not expire.

Annual limitations on the use of these loss and credit carry-forwards due to changes in ownership are not expected to materially impact Catalyst.

The tax effects of temporary differences between financial reporting and income tax bases of assets and liabilities were as follows:

December 31,	2001	2000
Deferred tax assets:		
AMT and general business credits	$ 1,528,000	$ 1,695,000
Net operating loss carry forwards	10,910,000	5,457,000
Deferred revenue and accrued project costs	1,168,000	85,000
Intangible assets	425,000	–
Allowance for doubtful accounts	352,000	464,000
Deferred rent	59,000	78,000
Accrued compensation	427,000	136,000
Other	19,000	25,000
	14,888,000	7,940,000
Deferred tax liabilities:		
Depreciation	(56,000)	(335,000)
Capitalized software development costs	(686,000)	(690,000)
	(742,000)	(1,025,000)
Net deferred tax assets	14,146,000	6,915,000
Valuation allowance	(14,146,000)	(6,915,000)
	$ –	$ –

The valuation allowance at December 31, 2001 and 2000, was provided because of uncertainty based on Catalyst's historical operating results, with respect to realization of deferred tax assets.

8. Segment Disclosure and Major Customers

Catalyst operates in one industry segment. There were no sales to individual customers that exceeded 10% of revenues in 2001 or 2000. Sales to one customer in 1999 totaled 10% of revenues.

International revenues accounted for 15.8%, 15.1%, and 18.7% of total revenues in 2001, 2000, and 1999, respectively. Revenues by geographic area were as follows:

Years Ended December 31,	2001	2000	1999
United States	$27,355,412	$35,671,261	$32,988,868
United Kingdom	2,093,832	2,581,446	2,580,679
France	*	1,105,902	*
Canada	*	*	1,276,174
Holland	*	*	1,834,100
Countries in which revenues did not exceed $1 million	3,054,622	2,651,849	1,880,339
	$32,503,866	$42,010,458	$40,560,160

*Revenues did not exceed $1 million.

9. *Restructuring, Impairment, and Other Charges*

During 2001, there were several events that resulted in an aggregate charge of $7,623,964, which represented restructuring and other charges of $1,927,098 and asset impairment charges of $5,696,866. The former president and chief executive officer resigned in March 2001. Catalyst recorded charges aggregating $1,130,949 relating to amortization of a non-compete agreement and other expenses related to his resignation. In the third quarter of 2001, Catalyst initiated a restructuring plan and overall workforce reduction of approximately 15%. Charges of $796,149 were recorded for severance payments and outplacement services related to this workforce reduction. Catalyst also reviewed the carrying values of certain licensed technology and capitalized software development costs and recorded an impairment charge of $5,696,866 to adjust the carrying values of such assets to their estimated fair market values. All cash expense amounts were disbursed in the year ended December 31, 2001, except for approximately $183,000, which will be paid out in 2002. The obligations under the non-compete agreement are also payable in 2002.

During the third quarter of 1999, Catalyst initiated a restructuring plan to discontinue development of its Windows NT-based product and close its Orlando, Florida office. The restructuring plan was put in place due to the Strategic Alliance Agreement with SAP AG. Because of the Strategic Alliance Agreement, Catalyst made significant management changes and plans to further expand its marketing efforts to increase exposure of its UNIX WMS products and services.

Restructuring and impairment charges during the year ended December 31, 1999 amounted to $3,587,665 and included severance payments made to seven employees ($325,000); office and equipment lease cancellations ($25,000); write-off of intangible assets, including purchased software and capitalized software development costs, assembled workforce, customer list, and goodwill ($3,190,000); and other miscellaneous expenses ($48,000). All cash expense amounts were disbursed in the year ended December 31, 1999.

10. *Contingencies*

On October 8, 1999, a former customer (the Claimant) instituted an arbitration proceeding against Catalyst with the American Arbitration Association in Milwaukee, Wisconsin. The Claimant alleged breach of warranty and sought relief in the form of monetary damages in excess of $1.9 million. An arbitration award was issued on January 2, 2002 in favor of the Claimant in the amount of $799,840, plus interest at 5% from December 7, 2001. Catalyst filed a motion to vacate this award for non-compliance with the applicable arbitration procedures. On January 29, 2002, the Claimant filed a petition to confirm the award. At this stage in the proceedings, it is not possible to predict the probable outcome of either Catalyst's motion or the Claimant's petition. Catalyst believes that because it has adequately reserved for this matter, the outcome of this proceeding will not have a material effect on its financial position or results of operations.

Catalyst is involved in various other claims and legal matters of a routine nature which are being handled in the ordinary course of business. Although it is not possible to predict with certainty the outcome of these unresolved claims and legal matters or the range of possible loss or recovery, we believe that these unresolved claims and legal matters will not have a material effect on our financial position or results of operations.

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
Catalyst International, Inc.

We have audited the accompanying consolidated balance sheets of Catalyst International, Inc. (the Company) as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the index at Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements, taken as a whole, presents fairly in all material respects the information set forth therein.

Ernst & Young LLP

Milwaukee, Wisconsin
February 1, 2002

Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure

Catalyst had no changes in or disagreements with its accountants on accounting and financial disclosure in 2001.

PART III

Item 10. Directors and Executive Officers of the Registrant

Directors

Catalyst incorporates by reference herein the information contained under the caption, "Election of Directors," in the Proxy Statement for the 2002 Annual Meeting of Shareholders (the Proxy Statement). Catalyst also incorporates by reference herein the information contained under the caption, "Section 16(a) Beneficial Ownership Reporting Compliance," in the Proxy Statement.

Executive Officers

James B. Treleaven	55	President and Chief Executive Officer
John K. Gorman	47	Executive Vice President—Operations
David H. Jacobson	41	Executive Vice President—Finance and Chief Financial Officer
Michael D. Pridavka	39	Executive Vice President—Sales and Marketing

Mr. Treleaven joined Catalyst on July 2, 2001 as President and Chief Executive Officer. Mr. Treleaven was elected a director of Catalyst and its wholly owned subsidiary, Catalyst WMS International Limited, on July 25, 2001. Prior to joining Catalyst, Mr. Treleaven was with Global CommerceZone, an Internet infrastructure organization focused on enabling international e-commerce, from January 2000 to June 2001 and served as President and CEO from January 2000 to January 2001. From January 1998 to January 2000, Mr. Treleaven served as president of the Enterprise Solutions Division (formerly Dun & Bradstreet Software) at Geac Computer Corporation, a provider of mission-critical software and systems solutions, and from July 1996 to January 1998, he served as vice president of marketing at Moore Corporation, one of the world's largest suppliers of business forms and services.

Mr. Gorman has served as Executive Vice President—Operations since October 2001. Mr. Gorman joined Catalyst on September 1, 2001 as Senior Vice President—Client Services. Prior to joining Catalyst, Mr. Gorman served as senior vice president—client services at Global CommerceZone, an Internet infrastructure organization focused on enabling international e-commerce, from February 2000 to August 2001. From December 1998 to February 2000, he served as a business unit leader for Axciom Corporation, an international provider of comprehensive information management solutions using customer, consumer and business data. From August 1989 to December 1999, Mr. Gorman served in various roles, the most recent being director—customer systems, at Moore Corporation, one of the world's largest suppliers of business forms and services.

Mr. Jacobson joined Catalyst in October 2001 as Executive Vice President—Finance and Chief Financial Officer. Prior to joining Catalyst, Mr. Jacobson served as senior vice president and chief financial officer at Global CommerceZone, an Internet infrastructure organization focused on enabling international e-commerce, from November 2000 to September 2001 and as executive vice president and chief financial officer at Coolsavings.com from October 1998 to October 2000. From January 1996 through October 1998, Mr. Jacobson served as chief financial officer and treasurer at SMS Technology Inc., a value added packer and distributor of specialized chemical products.

Mr. Pridavka has served as Executive Vice President—Sales & Marketing since October 2001. From August 2000 to October 2001, Mr. Pridavka served as Vice President—North American Sales. Prior to joining Catalyst, Mr. Pridavka worked for Rockwell Software from October 1994 to May 2000, where he was responsible for worldwide software sales, most recently as sales manager.

Item 11. Executive Compensation

Catalyst incorporates by reference herein the information contained under the caption "Executive Compensation" in the Proxy Statement. Catalyst also incorporates by reference herein the information contained under the caption, "Non-Employee Director Compensation," in the Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management

Catalyst incorporates by reference herein the information contained under the caption "Security Ownership of Certain Beneficial Owners" in the Proxy Statement.

Item 13. Certain Relationships and Related Transactions

Catalyst incorporates by reference herein the information contained under the caption, "Certain Relationships and Related Transactions," in the Proxy Statement.

PART IV

Item 14. Exhibits, Financial Statement Schedules, and Reports on Form 8-K

(a) Financial Statements and Schedules

The consolidated financial statements as set forth under Item 8 of this report on Form 10-K and the Exhibit Listing as set forth under Item 14(c) of this report on Form 10-K are filed as part of this report.

The following consolidated financial statement schedule of Catalyst International, Inc. is included in Item 14(d): II. Valuation and Qualifying Accounts.

All other financial statement schedules have been omitted since the required information is not present or is not present in amounts sufficient to require submission of the schedule, or because the information required is included in the consolidated financial statements or the notes thereto.

(b) Reports on Form 8-K

No reports on Form 8-K were filed during the fourth quarter of 2001.

(c) Exhibit Listing

Number	Description
3.1	Amended and Restated Certificate of Incorporation incorporated by reference to Registration Statement 33-97522C on Form SB-2
3.2	Amended and Restated By-Laws incorporated by reference to Registration Statement 33-97522C on Form SB-2
10.1	1993 Stock Option Plan, as amended, of Catalyst USA, Inc.* incorporated by reference to Registration Statement 33-97522C on Form SB-2
10.2	1997 Director Stock Option Plan of Catalyst International, Inc.* incorporated by reference to Exhibit 4.1 of Registration Statement 33-97522C on Form S-8 dated September 26, 1997
10.3	Letter Agreement with Douglas B. Coder dated October 23, 1998* incorporated by reference to Exhibit 10.3 on Form 10-K for the period ended December 31, 2000
10.4	Subscription Agreement among SAP America, Inc., SAP Aktiengesellschaft and Catalyst International, Inc. dated August 31, 1999 incorporated by reference to Exhibit 4 on Form 8-K dated September 20, 1999
10.5	Commercial Guaranty dated September 17, 1999 incorporated by reference to Exhibit 10.7 on Form 10-K for the period ended December 31, 2000
10.6	Letter Agreement with Douglas B. Coder dated December 3, 1999* incorporated by reference to Exhibit 10.9 on Form 10-K for the period ended December 31, 2000
10.7	Letter Agreement with Michael D. Pridavka dated October 13, 2000* incorporated by reference to Exhibit 10.13 on Form 10-K for the period ended December 31, 2000
10.8	2001 Employee Stock Option Plan* incorporated by reference to Appendix B of the Proxy Statement dated March 26, 2001
10.9	Company Share Option Scheme* incorporated by reference to Appendix C of the Proxy Statement dated March 26, 2001
10.10	Separation Agreement with Sean P. McGowan dated April 2, 2001
10.11	Employment Agreement with James B. Treleaven dated June 28, 2001* incorporated by reference to Exhibit 10 on Form 10-Q for the period ended June 30, 2001
10.12	Letter Agreement with David H. Jacobson dated October 1, 2001*
10.13	Letter Agreement with John K. Gorman dated October 24, 2001*
21	Subsidiaries of the Registrant
23	Consent of Auditors
99.1	Cautionary Statement Regarding Forward-Looking Information and Risk Factors

----

* Represents a management contract or compensation plan.

Pursuant to the requirements of Rule 14a-3(b)(10) of the Securities Act of 1934, as amended, Catalyst will, upon request and upon payment of a reasonable fee not to exceed the rate at which such copies are available from the Securities and Exchange Commission, furnish copies to its shareholders of any Exhibits in the Exhibit Listing.

(d) Financial Statement Schedule

Valuation and Qualifying Accounts
(in thousands)

Description	Balance at beginning of period	Charged to costs and expense	Deductions (additions)	Balance at end of period
Year ended December 31, 2001				
Allowance for doubtful accounts	$1,185	$1,042	$1,327	$ 900
Year ended December 31, 2000				
Allowance for doubtful accounts	1,256	615	686	1,185
Year ended December 31, 1999				
Allowance for doubtful accounts	534	2,013	1,291	1,256

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Milwaukee, State of Wisconsin, on April 1, 2002.

Catalyst International, Inc.

By: /s/ James B. Treleaven
James B. Treleaven
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on April 1, 2002.

/s/ Douglas B. Coder Douglas B. Coder	Chairman of the Board
/s/ James B. Treleaven James B. Treleaven	President and Chief Executive Officer (Principal Executive Officer)
/s/ Roy J. Carver, Jr. Roy J. Carver, Jr.	Director
/s/ James F. Goughenour James F. Goughenour	Director
/s/ Terrence L. Mealy Terrence L. Mealy	Director
/s/ David H. Jacobson David H. Jacobson	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Company Information

Corporate Headquarters
Catalyst International, Inc.
8989 North Deerwood Drive
Milwaukee, WI 53223
United States
Phone: 414.362.6800
Toll free: 800.236.4600
Fax: 414.362.6794
info@catalystwms.com

European Headquarters
Catalyst International, Inc.
Broadway House
1-15 King Street
London W6 9HR
United Kingdom
Phone: +44 (0) 20 8748 7777
Fax: +44 (0) 20 8748 2422

Latin America Headquarters
Catalyst International, Inc.
PO Box 267696
Weston, FL 33326-7696
United States
Phone: 954.389.0371
Fax: 954.385.8169

Representative Offices
Guadalajara, Mexico
Phone: 523.823.8828

Milan, Italy
Phone: +39 (0)2 6186191

Sao Paulo, Brazil
Phone: (55) 11 3849 8757

U.S. Offices
Atlanta, GA 770.497.1323
Boston, MA 508.529.9146
Chicago, IL 847.998.9135
Cleveland, OH 330.834.1689
Dallas, TX 940.365.6000
NY/NJ 732.872.8613
Little Rock, AR 501.954.8500
Los Angeles, CA 714.848.5768
Minneapolis, MN 952.934.4022
Charleston, SC 843.856.2728
Philadelphia, PA 484.678.7435
Providence, RI 401.295.8731
San Francisco, CA 415.771.2226
Winston-Salem, NC 336.768.1817

Internet Address
www.catalystwms.com

Stock Listing
The Nasdaq Stock Market®
Symbol, CLYS

Transfer Agent and Registrar
If your stock certificate is lost, stolen or destroyed, or if you change your address, please contact Catalyst's transfer agent:

U.S. Bank, N.A.
Corporate Trust Services
1555 North RiverCenter Drive
Suite 301
Milwaukee, WI 53212
Phone: 414.905.5000

Annual Meeting
The Annual Meeting will be held May 17, 2002, at 8:00 a.m. CST at:

Catalyst International, Inc.
8989 North Deerwood Drive
Milwaukee, WI 53223

Investor Relations, Form 10-K and Other Information
If you would like to receive our investor package and a copy of our *Annual Report* or *Form 10-K* as filed with the Securities and Exchange Commission, without charge, or to be placed on Catalyst's mailing list, please write to:

Catalyst International, Inc.
Attn.: Investor Relations Department
8989 North Deerwood Drive
Milwaukee, WI 53223
investor@catalystwms.com

You may receive copies of recent news releases by fax or email free of charge by calling Catalyst's Investor Relations Department at 800.236.4600. Catalyst news is also available online at www.catalystwms.com.

Auditors
Ernst & Young LLP
111 East Kilbourn Avenue
Milwaukee, WI 53202
Phone: 414.273.5900
Fax: 414.223.7200

catalyst